9/1.

04036654

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Thiz Technology Group Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 02 2004
THOMSON FINANCIAL

FILE NO. 82- 34681 FISCAL YEAR 3/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 9/2/04

Thiz Technology Group Limited

即時科研集團有限公司



ANNUAL REPORT 2003 年報

www.thizgroup.com

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcement in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM listed issuers.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the directors (the "Directors") of Thiz Technology Group Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Thiz Technology Group Limited. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this report is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this report misleading; and 3. all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

香港聯合交易所有限公司（「聯交所」）創業板的特色

創業板為帶有高投資風險之公司提供一個上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可因其新興性質及該等公司經營業務之行業或國家而帶有風險。有意投資之人士應了解投資於該等公司之潛在風險，並經過審慎周詳之考慮後方作出投資決定。創業板之較高風險及其他特色表示創業板較適合專業及其他豐富經驗之投資者。

由於創業板上市公司新興之性質使然，在創業板買賣之證券可能會較於主板買賣之證券承受較大之市場波動風險，同時無法保證在創業板買賣之證券會有高流通量之市場。

創業板發佈資料之主要途徑乃在聯交所設立之互聯網網站刊登。上市公司一般毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資之人士應注意彼等能閱覽創業板網站，以便取得創業板上市發行人之最新資料。

香港聯合交易所有限公司對本報告的內容概不負責，對其準確性或完整性亦不發表聲明，並明確表示概不會就因本報告全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

本報告（即時科研集團有限公司各董事（「董事」）願共同及個別對此承擔全部責任）乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關即時科研集團有限公司的資料。各董事經作出一切合理查詢後確認，就彼等所知及所信：1.本報告所載資料在各重大方面均屬準確及完整，且無誤導成分；2. 本報告並無遺漏任何事實致使其中所載任何內容產生誤導；及 3.本報告內表達的一切意見乃經審慎周詳考慮後方作出，並以公平合理的基準和假設為依據。

Contents 目錄

Corporate Profile

企業簡介

Based in Hong Kong, Thiz Technology Group Limited ("Thiz", the "Company" or the "Group") is the first and a leading developer of Linux solutions for PC users. Thiz was also the first Linux software solution provider listed in the Growth Enterprise Market ("GEM") of the Stock Exchange of Hong Kong in July 2001 (Stock Code: 8119). Thiz is a provider of various computing solutions and related services targeted at individuals, small to medium size enterprises ("SMEs") and educational institutions. The products and services provided by the Group include ThizLinux operating system, applications and other related services, such as software installation, training and education. Thiz launches high quality products that are flexible to customise for clients of SMEs, government and educational institutions.

Thiz is devoted to developing Linux and related applications, and promote the Group's brandname to the global market. ThizLinux is the Group's R&D backbone on Linux operating systems, software and applications. The Group has introduced a wide range of products including Linux desktop systems, office suites, server applications, trading systems, diskless solution, intranet collaborative software, anti-virus software and firewall.

To promote Linux general education, Thiz provides various solutions on Linux education for primary and secondary schools, tertiary institutions and training centres. The solutions include course management, training materials, teaching plans, training certifications, examination system and other related services. Currently, the Group is actively promoting learning and usage of ThizLinux products in Hong Kong.

On regional development, the Group has offices in Hong Kong, Taiwan and China. Through software bundling, OEM partnerships, education and ThizLinux enterprise solutions, the Group offers comprehensive support and services to governments, private enterprises, educational institutions as well as individual users in the Greater China region.

即時科研集團有限公司(「即時科研」、「本公司」或「本集團」)以香港為基地,是首家為個人電腦用戶開發Linux解決方案的供應商,並穩居業內領導位置。即時科研亦是首間於香港聯合交易所創業板(「創業板」)上市的Linux軟件及解決方案供應商,於二零零一年七月上市(股票編號:8119)。即時科研專門為個人用戶、中小型企業(「中小企」)及教育機構供應各種電腦解決方案及相關服務。本集團所提供的產品及服務包括ThizLinux操作系統、應用程式及其他相關服務,例如軟件安裝、培訓及教學。即時科研所提供的優質產品具備靈活彈性,可為各中小企、政府及教育機構所需而度身訂造。

即時科研一直致力開發Linux操作系統及相關應用軟件,及將集團品牌推廣至國際市場。ThizLinux是集團技術研發隊伍在Linux操作系統、軟件及應用軟件研發方面的核心。本集團已先後推出即時Linux桌面系統、全能辦公室軟件、多功能伺服器、貿易系統、無盤式工作站、內聯網群組軟件、防毒軟件以及防火牆等產品。

為實現Linux普及教育的理想,即時科研為中小學、大專院校和各類培訓中心提供多元化之Linux教育方案,包括課程管理、教材、教案、培訓認證、考試系統及其他相關服務。目前,本公司正積極於香港推廣學習和使用集團研發之ThizLinux產品。

地區發展方面,本集團於香港、台灣及中國均設有辦事處。本集團透過軟件群、OEM合作夥伴、教育及ThizLinux企業方案,為大中華區內政府、私營企業、教育機構以及個人用戶提供全面支援及服務。

Corporate Milestone 企業里程碑

Mar 2003	Joint hands with City University of Hong Kong to promote education and technology advancement of Linux	2003年3月	與香港城市大學簽約推動Linux教育及技術改良工作
Feb 2003	Signed agreement with China Electronic Information Application Education Center of China Ministry of Information Industry to establish the National I.T. Training and Examination Management Office to nurture 175,000 professionals on information technology in three years	2003年2月	與信息產業部全國電子信息應用教育中心簽訂協議成立國家訊息化技術培訓管理辦公室，三年內培訓，17.5萬技術人才
Dec 2002	Introduced a series of ThizLinux training course with Peking University	2002年12月	與北京大學推出一系列ThizLinux培訓課程
Sep 2002	Introduced ThizLinux courses with Beijing Normal University	2002年9月	與北京師範大學合作推出ThizLinux課程
Aug 2002	Released ThizServer 6.0 and ThizLinux Desktop 6.2; Joint LinuxWorld Conference and Exposition in L.A.; Established an education alliance of open-source software in China	2002年8月	推出【即時伺服器6.0】及【即時Linux桌面系統6.2】；遠赴洛杉機參與國際LinuxWorld會議及展覽會；於中國成立自由軟件教育聯盟
Jun 2002	Cooperated with IBM in Taiwan to launch the SOS Office Suite	2002年6月	與台灣IBM合作提供SOS辦公室軟件
Apr 2002	Launched ThizLinux Desktop 6.0 and ThizOffice 3.0	2002年4月	推出【即時Linux桌面系統6.0】及【即時全能辦公室3.0】
Feb 2002	Established strategic alliances with Elitegroup and Chaintech	2002年2月	分別與精英電腦及承啟科技建立策略聯盟
Jan 2002	Obtained 'A+' rating from PRC's Standardisation of Information Technology Committee	2002年1月	產品榮獲中國信息化標準委員會評為「A+」級
Oct 2001	Upgraded ThizLinux Desktop to 5.0 version	2001年10月	【即時Linux桌面系統】升級至5.0版本
Jul 2001	Listed on the GEM of the Stock Exchange of Hong Kong Limited	2001年7月	於香港聯合交易所創業板上市
May 2001	Launched ThizOffice 2.0	2001年5月	推出【即時全能辦公室2.0】
May 2000	Launched ThizLinux Desktop 1.0	2000年5月	推出【即時Linux桌面系統1.0】
Dec 1999	Established the Hong Kong headquarter	1999年12月	建立香港總部及基地
Jun 1998	Company Established	1998年6月	公司成立

Major Subsidiaries 集團主要附屬公司


China 中國
Beijing Thiz Junye Software Co., Ltd.
北京即時俊業軟件有限公司
China 中國
Beijing ThizLinux Software Co., Ltd.
北京即時利尼克斯軟件有限公司
China 中國
ThizLinux Software (ShenZhen) Co., Ltd.
即時軟件（深圳）有限公司
Taiwan 台灣
英屬維京群島商
即時利尼克斯有限公司
臺灣分公司
Hong Kong 香港
ThizLinux Laboratory Ltd.
即時系統科研有限公司

Business Development

The Group is committed to enhancing software development and exploring wider product market around the world in its business plan. Having founded a solid base in Greater China, the Group is targeting global business by following seven significant directions.

1. Develop Supercomputer on Linux

   Developing supercomputers running on Linux is one of the most visionary strategies of the Group. Thiz focuses on this highly potential market by actively working with famous universities and research institutes. The parties collaborate to develop Linux supercomputers supporting Chinese for the Greater China market.

2. Implement e-Government

   An increasing number of government departments and enterprises are using Linux software and solutions. The trend attracts Thiz to the e-government business by providing ancillary solutions and services, plus safe, secure and stable online services.

3. Design Solutions for Enterprises

   With the Group's strong R&D and marketing background, Thiz understands the real needs of different enterprises. The Group introduces highly scaleable and cost effective solutions for enterprises to raise cost effectiveness.

4. Introduce Distance Education

   To help nurturing Linux talents in China, Thiz and Beijing Normal University join together and introduce distance courses on ThizLinux Desktop System and ThizOffice suite to teachers from primary and secondary schools.

5. Innovate Linux Education Model

   The Group has established an education alliance of open-source software in China, with the support and cooperation from various official organisations and tertiary institutions like China Ministry of Information Industry and Beijing Normal University. The alliance aims at promoting Linux on tertiary education and nurturing experts in system administration and software development in China.

業務發展策略

本集團致力改良其軟件開發，以擴展產品於全球各個地區市場為業務策劃方針。憑著於大中華區建立之穩固根基，本集團將按以下七個主要方向，把集團業務邁向全球化。

1. 研發Linux超級電腦

   研發以Linux為操作平台的超級電腦，是本集團最革命性的發展策略之一。即時科研瞄準這個極具潛力的市場，積極與多間著名大學及研究院合作，為大中華市場研發支援中文的Linux超級電腦。

2. 協助推行電子政務

   愈來愈多政府機構和企業積極採用Linux軟件和解決方案，因此，即時科研將專注推行電子政務，提供配套解決方案和服務，及安全可靠而穩定的線上服務。

3. 設計企業解決方案

   透過集團豐富的研發及市場推廣經驗，本集團深明不同企業的真正需要，推出具擴展性及成本效益的企業應用軟件方案，協助提升企業的成本效益。

4. 開辦遠程教育

   為培育中國Linux專才，即時科研與北京師範大學攜手為中小學教師開辦即時Linux桌面系統及即時全能辦公室遠程教育課程。

5. 開創嶄新的Linux教育模式

   本集團憑著中國信息產業部、北京師範大學等多個官方組織及專上教育機構的支持及合作，於中國建立自由軟件教育聯盟，旨在於中國向專上教育機構推廣Linux，及培育系統管理及軟件開發方面的專才。

6. Establish International Strategic Alliance

The Group is dedicated to establishing strategic alliances with internationally renowned system integrators and software developers, such as IBM, HP, Oracle, Sybase, Sun Microsystems. Thiz works closely with its partners to expand the sales channels through software bundling and OEM projects.

7. Expand Sales Channels

To explore a larger market around the world, the Group has joint partnership with various distributors from China, Hong Kong, Taiwan, Macau, Japan, Korea and Malaysia. The Group also devotes to developing sales channels in Europe and the America for further penetration.

Major Sectors of Cooperation and Development

- Governments and public organisations

Facilitating cost saving and working efficiency within governments and public bodies is always a priority. The Group has been working closely with the Information Technology Services Department (ITSD) of the HKSAR on product improvement and software localisation. Currently the Civil Aviation Department is a valuable customer.

In China, the Group has also established amiable relationship with various government departments and public organisations to set up a strong foothold.

- Educational institutions

The Group has promoted the usage of Linux through participating in seminars co-organised with tertiary institutions including Hong Kong Baptist University, Vocational Training Council and Construction Industry Training Authority. A wide range of educational activities was also conducted in conjunction with primary and secondary schools to introduce ThizLinux.

In China, the Group has established an education alliance of open-source software with Peking University and Beijing Normal University. This will set the ball rolling on promoting Linux applications.

6. 建立國際策略聯盟

集團致力與國際知名的系統集成商、軟件開發商如IBM、惠普、甲骨文、Sybase、太陽電腦等建立策略聯盟，與合作夥伴緊密合作，透過軟件群及OEM項目，攜手拓展分銷渠道及推銷產品，擴闊集團產品的銷售市場。

7. 擴闊分銷渠道

為擴闊集團產品於世界各地的銷售市場，集團與中國、香港、台灣、澳門、日本、韓國及馬來西亞等地區多名分銷商合作，並將致力發展歐美的銷售渠道，以進一步進軍當地市場。

主要合作及發展行業

- 政府及公共機關

協助政府及公共機關節省成本及改善營運效率一直為集團優先策略。本集團一直與香港特區資訊科技署緊密合作，改良產品及進行軟件本地化工作。民航處為集團目前最重要客戶之一。

中國方面，本集團已與當地多個政府部門及公共機構建立良好關係，奠下穩健的基石。

- 教育機構

本集團曾與香港浸會大學、職業訓練局及建造業訓練局等多間專上學院聯辦研討會，藉以推廣使用Linux，並與多間中小學合作舉辦各類型教育活動，推介ThizLinux。

中國方面，本集團已與中國北京大學及北京師範大學合作，成立自由軟件教育聯盟，就推動Linux應用踏出第一步。

Business Development ***業務發展策略***

Partners and Client List

中國
China

■ 教育 Education

大連財貿職工大學
中國氣象局培訓中心
北方交通大學
北京大學附屬中學
北京大學軟件學院
北京市康明計算機學校
北京市計算機工業學校
北京市財經學院
北京市機械局職工大學
北京信息職業技術學院
北京師範大學
北京電子工業學校
北京鋭信培訓中心
北京應用技術大學信息網絡系
信息產業部電子教育中心
華北電子大學
深圳職業技術學院
對外經濟貿易大學

■ 政府及官方機構 Government & Official Organisations

中國信息產業部
科技部
教育部

■ 商業機構 Enterprises

大連大建數碼科技有限公司
哈爾濱胤廷正康科技開發有限公司

台灣
Taiwan

■ 教育 Education

中正理工學院
中華醫專學院
高雄市立小港高中
高雄市立海青工商
高雄市私立中華藝術學校
高雄市政府教育局資訊教育中心

■ 政府及官方機構 Government & Official Organisations

中科院
公共工程委員會
台中市政府
台北市政府勞工局勞工教育中心
國立教育資料館

■ 商業機構 Enterprises

HP
IBM
OJC (OKI)
大眾
大傳
天下雜誌
中科院
中華汽車
中鋼
台灣NEC
台灣中資國際有限公司
台灣固網
台糖
田椿
百峰電腦
技嘉
威創數位國際有限公司
梅傑

合作夥伴及客戶名單

香港
Hong Kong

■ 教育 Education

Buddhist Leung Chik Wai College
CCC Chuen Yuen College
CCC Kei Yuen College
City University of Hong Kong
Cheung Chuk Shan College
Kau Yan College
PLK Yao Ling Sun College
Sha Tin Government Secondary School
St. Paul Co-ed College
TWGH Yow Kam Yuen College
TWGH S.C. Gaw Mem. College

■ 政府及協會
Government & Organisations

Hong Kong Council of the Church of Christ in China
Hong Kong Federation of Education Workers
Hospitality & Leisure Asia
Information & Technology Services Department of HKSAR
The Hong Kong Metals Manufacturers Association
民航處
香港復康力量
基督教香港信義會

■ 商業機構 Enterprises

APS Technical Company
Business & Industrial Trade Fairs Limited
Columbia CP (HK) Ltd.
Cyber-net Enterprises Company
Fairly Company
Fung Yu Electrical and Machinery Co., Ltd.
Helix International Limited
Hing Tai Hong Paper Limited
HP
IBM
Infolead Dynamic Limited
Oracle
Philip Design Studio
PI Electronics (Hong Kong) Ltd.
Property Care Management Service Limited
Rooteck Co. Ltd.
Sound Works
Sunwave Co. Ltd.
Sun Microsystems
Sybase
TVB

Business Development

業務發展策略

Linux, the Global Trend

- "IBM has pumped billions of dollars into its Linux development efforts and has had success in areas such as getting Linux to work better on high-end machines with numerous processors."
【CNET News.com 3rd January, 2003】

- "The Chinese government has consistently promoted its local software based on Linux, both for cost reasons, and reportedly for 'security' concerns as well. The source code for proprietary software is not revealed, and this, it is believed, has not found favour with the Chinese, especially in defence and security related applications."
【Times News Network 9th October, 2002】

- "......In China, the development of Linux is a different story. The general application of information technology has not started until recently. Therefore the influence of Windows is not a problem in the country. Led by the government, the usage of Linux application is not only found in government departments, but also in enterprises from different industries and educational institutions."
【translated from Ming Pao 2nd January, 2003】

- "Peru, though, is not alone. Finland, home to Linux, recently completed trials of open source use in their government offices. Germany and France have adopted Linux in government projects. Closer to home, Thailand and Korea are rolling out localised versions of Linux and office productivity suites to government agencies. The list goes on: New Zealand, China, Taiwan, UK – these countries have all adopted Linux in major initiatives."
【INQ7.net 16th August, 2002】

- "The States, France, Germany, Finland are proactively adopting initiatives for research, application development and promotion of Linux. India also developed Simputer online calculator based on Linux for developing countries."
【translated from 宮敏•北京凝思科技有限公司】

Linux－大勢所趨

- 「IBM全面支持Linux，並首先在其大型機等高端產品中使用Linux作業系統，投資數以十億美元計。」
【譯自CNET News.com 2003.1.3】

- 「中國政府不斷推廣以Linux為基礎開發的本地軟件，除基於成本考慮因素外，據報「保安」問題亦為主要因素。專利軟件的源碼不會向外披露，相信是未為中國人接受之原因，特別是有關國防及保安方面的應用。」
【譯自Times News Network 2002.10.9】

- 「……在中國，Linux的發展形勢卻是另一回事，因為中國的信息化工程近年才開始，沒有Windows的包袱，在國家牽頭下，不單政府機關大力用Linux，連帶各行各業、教育機構也紛紛採用Linux。」
【明報2003.1.2】

- 「除秘魯外，Linux的發源地芬蘭亦於政府機關試用開放源碼，測試已於最近完成。德國及法國相繼於政府項目採用Linux，而亞洲區方面，泰國及韓國正推出Linux本地化版本及全能辦公室套裝軟件，新西蘭、中國、台灣、英國等亦不甘後人，紛紛於大型計劃採用Linux。」
【譯自INQ7.net 2002.8.16】

- 「美國、法國、德國、芬蘭等發達國家都積極進行著Linux系統研究、應用開發和使用推廣。印度也為貧困地區開發了基於Linux操作系統的Simputer上網專用式計算機。」
【宮敏•北京凝思科技有限公司】

Business Development

業務發展策略

Linux, the Global Trend (Cont'd)

- "Linux continues to be increasingly important–if nothing else, as a viable alternative when speaking to Microsoft," Kusnetzky said.
【CNET News.com 10th December, 2002】

- According to IDC's data, the market of Linux servers grew 28% at 2002 when compared to 2001. The markets of Windows servers and Unix servers only grew 12% and 5% respectively. In other words, Linux enjoys the largest growth rate among server operating systems.

Linux－大勢所趨（續）

- Kusnetzky說：「Linux的重要性日益提升，是Microsoft以外的唯一可行選擇。」
【譯自CNET News.com 2002.12.10】

- 根據IDC的資料，從2001年到2002年，Linux伺服器市場增加了28%，而同一期間Windows和Unix伺服器市場只分別增長12%和5%，所以Linux繼續成為伺服器領域增長最快的作業系統。

Business Development 業務發展策略

Linux, the Trend in China

Linux－中國趨勢

Fig.1 Product structure of China's Linux market
圖一 中國Linux市場產品結構


Desktop System
桌面系統
14.8%
Server
伺服器
85.2%

Fig.2 Industrial distribution of Linux usage in China
圖二 中國Linux市場企業級應用的行業分佈


Others
其他
9.4%
Telecommunications
電訊
7.0%
Finance
金融
11.3%
Government
政府
26.5%
Education
教育
9.7%
Manufacturing
製造
4.7%
Transportation
交通
4.3%
Energy Resources
能源
27.1%

Source
數據來源: CCID, Oct 2002

Linux Development and Usage in China (Q1-3 in 2002)
Linux 於中國的發展及應用趨勢 (2002 年前三季度)

Fig.3 Total volume and increase rate of China's Linux market
圖三 中國Linux市場總量及增長率


Unit : 100m
單位:億元
0.6
0.5
0.4
0.3
0.2
0.1
0
69.2%
72.7%
62%
0.22
0.38
0.52
75.00%
70.00%
65.00%
60.00%
Q1
第一季
Q2
第二季
Q3
第三季
Total Volume
市場總量
Growth Rate
增長率

Corporate Information

企業資料

Head Office and Principal Place of Business
Unit 502-505, 5/F., Tower 3
Enterprise Square, 9 Sheung Yuet Road
Kowloon Bay
Hong Kong

總辦事處及主要營業地點
香港
九龍灣
常悅道9號企業廣場
第三座5樓502-505室

Registered Office
Ugland House, South Church Street
P. O. Box 309, George Town
Grand Cayman
Cayman Islands
British West Indies

註冊辦事處
Ugland House, South Church Street
P. O. Box 309, George Town
Grand Cayman
Cayman Islands
British West Indies

Company Website
www.thizgroup.com

公司網站
www.thizgroup.com

Principal Share Registrar
Bank of Butterfield International (Cayman) Ltd.
Butterfield House, Fort Street
P. O. Box 705
George Town
Grand Cayman
Cayman Islands

主要股份過戶登記處
Bank of Butterfield International (Cayman) Ltd.
Butterfield House, Fort Street
P. O. Box 705
George Town
Grand Cayman
Cayman Islands

Hong Kong Branch Share Registrar
Tengis Limited
Ground Floor, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

股份過戶登記處香港分處
登捷時有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心地下

Principal Banker
The Hongkong and Shanghai Banking Corporation Limited
Tsimshatsui Branch
82-84 Nathan Road
Tsimshatsui
Kowloon, Hong Kong

主要往來銀行
香港上海滙豐銀行有限公司
尖沙咀分行
香港九龍
尖沙咀
彌敦道82-84號

Legal Advisers
As to Hong Kong law
Cheung, Tong & Rosa
Rooms 1621-33, 16th Floor
Sun Hung Kai Centre
30 Harbour Road
Hong Kong

法律顧問
香港法律
張秀儀、唐匯棟、羅凱栢律師行
香港
港灣道30號
新鴻基中心
16樓1621-33室

Corporate Information

企業資料

As to Cayman Islands law
Maples and Calder Asia
1504 One International Finance Centre
1 Harbour View Street
Hong Kong

開曼群島法律
Maples and Calder Asia
香港
港景街1號
國際金融中心第一期1504室

Auditors
PKF
26th Floor
Citicorp Centre
18 Whitfield Road
Causeway Bay
Hong Kong

核數師
梁學濂會計師事務所
香港
銅鑼灣
威非路道18號
萬國寶通中心
26樓

Company Secretary and Qualified Accountant
Mr. Chan Sai Yan, ACCA

公司秘書兼合資格會計師
陳世寅先生，ACCA

General Information

Listing	:	Growth Enterprise Market of The Stock Exchange of Hong Kong Limited
Listing Date	:	27th July, 2001
Nominal Value	:	HK$0.01 per share
Stock Code:		
Hong Kong Stock Exchange	:	8119
Reuters	:	8119.HK
Bloomberg	:	8119 HK
Announcement of 2003 Results	:	23rd June, 2003
Annual General Meeting	:	30th July, 2003
Financial Year End	:	31st March

一般資料

上市地點	:	香港聯合交易所有限公司創業板
上市日期	:	二零零一年七月二十七日
面值	:	每股0.01港元
股份代號：		
香港聯交所	:	8119
路透社	:	8119.HK
彭博通訊社	:	8119 HK
二零零三年業績公佈日期	:	二零零三年六月二十三日
股東週年大會舉行日期	:	二零零三年七月三十日
財政年度結算日	:	三月三十一日

Notice of Annual General Meeting

股東週年大會通告

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Thiz Technology Group Limited ("the Company") will be held at Unit 502-505, 5th Floor, Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong at 2:30 p.m. on Wednesday, 30th July, 2003 to transact the following ordinary businesses:

1. to receive and consider the consolidated audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2003;

2. to re-elect the retiring directors and authorise the board of directors to fix their remuneration; and

3. to re-appoint auditors and authorise the board of directors to fix their remuneration.

and by way of special business to consider, and if thought fit, pass with or without amendments the following resolutions:

As Ordinary Resolutions

4. "THAT:

4.1. subject to paragraph 4.3 of this Resolution, and pursuant to the Rules Governing the Listing of Securities on The Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and the same is hereby generally and unconditionally approved;

4.2. the approval in paragraph 4.1 of this Resolution shall be in addition to any other authorisation given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

4.3. the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) by the Directors pursuant to the approval in paragraph 4.1 of this Resolution, otherwise than pursuant to (i) a Rights

茲通告即時科研集團有限公司(「本公司」)謹訂於二零零三年七月三十日星期三下午二時三十分假座香港九龍九龍灣常悅道9號企業廣場第三座5樓502-505室舉行股東週年大會，以處理以下日常事項：

1. 省覽本公司截至二零零三年三月三十一日止年度之綜合經審核財務報表、董事會報告及核數師報告；

2. 重選退任董事及授權董事會釐定彼等之酬金；及

3. 續聘核數師及授權董事會釐定彼等之酬金，

及作為特別事項，考慮並酌情通過(可予修訂)下列決議案：

普通決議案

4. 「**動議**：

4.1. 在本決議案4.3段的規限下，根據香港聯合交易所有限公司創業板證券上市規則，謹此一般及無條件批准本公司董事於有關期間(定義見下文)內行使本公司一切權力，以配發、發行及處理本公司股本中之額外股份，並作出或授出可能須行使該等權力之售股建議、協議及購股權；

4.2. 本決議案4.1段之批准將額外附加於董事所獲賦予之任何其他授權，及授權董事於有關期間內作出或授出可能須在有關期間結束後行使該等權力的售股建議、協議及購股權；

4.3. 董事根據本決議案4.1段之批准而配發或有條件或無條件同意配發(不論根據購股權或其他原因而配發者)之股本面值總額，不得超過本決議案通過日

Issue (as hereinafter defined); or (ii) the grant or exercise of any option under the option scheme of the Company or any other option, scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company in force from time to time; or (iv) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing warrants of the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the authority pursuant to paragraph 4.1 of this resolution shall be limited accordingly; and

4.4. for the purpose of this Resolution, "Relevant Period" means the period from the date of the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Memorandum and Articles of Association of the Company, or any other applicable law of the Cayman Islands to be held; and

期本公司已發行股本面值總額20%，而本決議案4.1段之授權亦須受此限制，惟根據下列事項發行本公司股份則除外：(i)供股（定義見下文）；或(ii)授出或行使本公司購股權計劃項下任何購股權或當時採納以向本公司及／或其任何附屬公司之高級職員及／或僱員授出或發行股份或購買本公司股份之權利的任何其他購股權、計劃或類似安排；或(iii)任何以股代息計劃或根據本公司不時生效之公司組織章程細則配發股份以代替本公司股份之全部或部分股息之類似安排；或(iv)根據本公司任何現有認股權證或附有可認購或轉換為本公司股份權利之任何本公司現有證券之條款行使認購或轉換權；及

4.4. 就本決議案而言，「有關期間」指由本決議案通過日期起至下列最早期限止期間：

(a) 本公司下屆股東週年大會結束時；

(b) 按本公司之組織章程大綱及細則或開曼群島任何其他適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

Notice of Annual General Meeting

股東週年大會通告

(c) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this Resolution.

"Rights Issue" means an offer of shares in the Company, or offer or issue of warrants, options or other securities giving rights to subscribe for shares open for a period fixed by the Directors to holders of shares in the Company on the register on a fixed record date in proportion to their holdings of shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, or any recognised regulatory body or any stock exchange applicable to the Company)."

(c) 本公司股東於股東大會通過普通決議案撤銷或更改本決議案授予董事權力之時。

「供股」乃指於董事訂定之期間內，向於指定記錄日期名列股東名冊之本公司股份持有人，按彼等之持股比例，提呈股份或提呈或發行認股權證、購股權或賦予認購股份權利之其他證券，惟董事有權於其認為需要或權宜的情況下，就零碎股份或經考慮本公司適用之任何司法權區或任何認可監管機關或任何本公司適用之證券交易所之法例或規定之任何限制或責任，或就釐訂該等法例或規定之任何限制或責任之存在或適用程度可能涉及之開支或耽誤後，取消若干股份持有人在此方面之權利或作出其他安排。」

5. "THAT:

5.1. subject to paragraph 5.2 of this Resolution, the exercise by the Directors during the Relevant Period (as defined in Resolutions 4.4 set out in the Notice of this Meeting) of all powers of the Company to purchase its shares on The Growth Enterprise Market of The Stock Exchange of Hong Kong Limited or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time and all applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

5. 「**動議**：

5.1. 在本決議案5.2段規限下，謹此一般及無條件批准董事於有關期間（定義見載於本大會通告之第4.4項決議案）內行使本公司一切權力，於香港聯合交易所有限公司創業板或本公司股份可能上市並經由證券及期貨事務監察委員會和香港聯合交易所有限公司就此認可之任何其他證券交易所，按照證券及期貨事務監察委員會、香港聯合交易所有限公司或任何其他證券交易所不時修訂之規則及規定和所有在此方面適用之法例，購回其股份；

Notice of Annual General Meeting

股東週年大會通告

5.2. the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in paragraph 5.1 of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution and the authority pursuant to paragraph 5.1 of this Resolution shall be limited accordingly; and

6. "THAT conditional upon resolutions nos. 4 and 5 above being passed, the unconditional general mandate granted to the Directors of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to resolution no. 4 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 5 above, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of the said resolution."

As Special Resolutions

7. "THAT the Articles of Association of the Company (the "Articles") be amended:–

7.1. by deleting the entire interpretation of the term "recognised clearing house" in Article 2 of the Articles and substituting the following:–

"recognised clearing house" shall mean a clearing house recognised by the laws of the jurisdiction in which shares of the Company are listed or quoted in a stock exchange in such jurisdiction;

7.2. by inserting the words "Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a member which is a recognised clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands" in the eleventh line of Article 85 of the Articles after the word "register"; and

5.2. 本公司根據本決議案5.1段之批准，在有關期間內可能購回之本公司股份面值總額不得超過於本決議案通過日期本公司已發行股本面值總額10%，而本決議案5.1段之授權亦須受此限制；及

6. 「動議待上述第4項及第5項決議案獲通過後，謹此擴大根據上文第4項決議案授予本公司董事配發、發行及處理額外股份，以及作出或授出可能須行使該等權力之售股建議、協議及購股權之無條件一般授權，加入本公司根據上文第5項決議案所獲授權購回之本公司股本面值總額，惟該數額不得超過於上述決議案通過日期本公司已發行股本面值總額10%。」

特別決議案

7. 「動議修訂本公司之公司組織章程細則（「章程細則」）如下：

7.1. 全面刪除章程細則第2條「認可結算所」一詞詮釋，並以下列詮釋替代：

「認可結算所」之詮釋為本公司股份上市或掛牌之證券交易所所在司法權區法例認可之結算所；

7.2. 於章程細則第85條第11行「名冊」一詞後加入「不論此等章程細則所載任何規定，倘股東為認可結算所（或其代理人），而委任超過一名代表，則每名該等代表均可於舉手投票時投一票」；及

Notice of Annual General Meeting

股東週年大會通告

7.3. by inserting the words "deemed to have been duly authorised without further evidence of the fact and be" in the fourteenth line of Article 96(b) of the Articles before the words "entitled to"."

7.3. 於章程細則第96(b)條第14行「有權」一詞前加入「被視作獲正式授權，而毋須進一步證明及將」字詞。」

By Order of the Board
Thiz Technology Group Limited
Chan Sai Yan
Company Secretary

承董事會命
即時科研集團有限公司
公司秘書
陳世寅

Hong Kong, 30th June, 2003

香港，二零零三年六月三十日

Principal place of business:
Unit 502-505, 5th Floor, Tower 3,
Enterprise Square, 9 Sheung Yuet Road,
Kowloon Bay, Kowloon,
Hong Kong

主要營業地點：
香港
九龍九龍灣
常悦道9號企業廣場
第3座5樓502-505室

Notes:-

1) A member who is a holder of two or more Shares, and who is entitled to attend and vote at the Annual General Meeting is entitled to appoint more than one proxy or a duly authorised corporate representative to attend and vote in his stead. A proxy need not be a member of the Company. Completion and return of the form of proxy will not preclude a member from attending the Annual General Meeting and voting in person. In such event, his form of proxy will be deemed to have been revoked.

2) A form of proxy for the Annual General Meeting is enclosed. In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the Branch Share Registrar of the Company in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the Annual General Meeting or any adjournment thereof.

附註：

1) 凡持有兩股或以上股份並有權出席股東週年大會並於會上投票之持有人，均可委派一名以上代表或獲正式授權之公司代表代其出席大會及投票。受委代表毋須為本公司股東。填妥及交回代表委任表格後，股東仍可親自出席股東週年大會及投票。於該等情況下，代表委任表格將視作已撤回。

2) 隨附股東週年大會適用之代表委任表格。代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署之授權書或授權文件副本，須於股東週年大會或其任何續會指定舉行時間48小時前送交本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。

Financial Highlights 財務摘要

		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Results	業績		
– Turnover	－營業額	64,152	30,392
– Profit attributable to shareholders	－股東應佔溢利	7,135	428
– Earnings per share – Basic (in cents)	－每股盈利－基本（港仙）	0.43	0.03
– Diluted (in cents)	－攤薄（港仙）	0.43	0.03
Financial Position	財務狀況		
– Total assets	－總資產	40,381	28,375
– Total liabilities	－總負債	9,906	3,037
– Shareholders' funds	－股東資金	30,475	25,338
Financial Ratios	財務比率		
– Current ratio	－流動比率	6.12	7.76
– Gross profit margin	－邊際毛利	76%	46%
– Net profit margin	－邊際純利	11%	1%
– Gearing ratio	－資產負債比率	32%	12%

Chairman's Statement

主席報告

The year 2002 was definitely an exciting year and Linux entered its twelfth year of development. Not only its performance in server application being recognised by the government and commercial sectors and believed to secure a double-digit annual growth rate in the future, Linux also gained recognition from the general public for its desktop application. Thiz Technology Group Limited has always been committed to the development of Linux desktop operating systems and its applications, and gives full supports to the Government's initiatives of Linux application promotion and development. Following the formation of "Thiz Free Software Education Alliance" in 2002, a comprehensive Linux training programme named Thiz BEST was developed in order to train professionals in Linux applications development in a progressive manner. The letter "B" in Thiz BEST represents the Basic programmes, which focused on Linux desktop systems and office application software. The letter "E" represents Expert programmes, which emphasises network administration, system administration and network security. The letter "S" represents Software engineering programmes, which cover principles concerning Linux databank and Linux kernel development, in addition to PHP and Perl used in Linux software as well as C programming and the Java language used in Linux development. The letter "T" represents Technical solution programmes, which mainly consisted of knowledge in development technology transfer, including advanced kernel development technology, embedded systems technology and system security technology.

Our mission is to provide training to nurture talents and we, by the way of it, make contributions to the country. Having entered into agreements with more than 30 tertiary institutions, e.g., Peking University, Beijing Normal University, Xian Jiaotong University, Guangzhou Zhongshan University, for incorporation of our ThizLinux training programmes into their curriculums, we will not walk alone along the path of Linux. Efforts of Thiz are all considered as beneficial to our country, our people and the Group ourselves, achievements will certainly be seen.

Linux的發展已進入第12年而在二零零二年絕對是令人興奮的一年，不單是Linux在伺服器的領域已被政府與企業認同，在未來也能確定每年都能有兩位數的增長空間，而在桌面應用方面也受到了大家的重視。即時科研集團有限公司一直致力於Linux桌面操作系統及應用軟件的開發，並且大力支持政府推動Linux的推廣及發展。在二零零二年成立了「即時自由軟件教育聯盟」，制定了一套完整的Linux培訓課程，稱為Thiz BEST課程，透過循序漸進的方式培養高級的Linux應用開發的人才。Thiz BEST中的「B」乃代表基礎課程，以Linux的桌面系統及辦公室應用軟件為主，「E」代表專家，課程以網絡管理、系統管理及網絡安全為主，「S」代表軟件工程師，除了教導Linux用的PHP、Perl和Linux開發用的C編程及Java語言外，還教導Linux的數據庫以及Linux內核開發的原理，「T」代表解決方案專家，其中包含主要的開發技術轉移，包括高階內核開發技術、嵌入式開發技術及系統安全防護技術。

透過培訓的方式替國家培訓人才，是我們的宗旨，也是我們的貢獻。眼看著包括北京大學、北京師範大學、西安交通大學、廣州中山大學等30多所高等院校與我們簽約，並將我們ThizLinux培訓納入學生的課程中，我們感到Linux的路上是不會孤單的。即時科研所做的一切堪稱為「利國、利民、利己」的大事業，是一定會有成果的。

Chairman's Statement

主 席 報 告

Looking Ahead

The future for Linux is bright. Linux education is becoming more popular. The adoption of Linux among enterprises is also on rapid increase. Governments around the world have been shifting to the Linux platform. Thiz, as the leader in Linux applications in the Asian region, and among the top three in the world together with Red Hat from U.S.A. and SuSE from Germany, is at the best position to lead the market with phenomenal growth.

We have updated and distinctive quality products in the marketplace. Thiz is the first Linux applications provider in Asia to receive LSB 1.3 certification for our ThizLinux Desktop 7.0. Our ThizLinux training courses are recognised by a number of universities. Thiz is also the authorised institute that can issue a China nation-wide certification on Linux, including Hong Kong. Government departments in China, Taiwan and Hong Kong are now using Thiz products. We also partner with heavy weight partners, such as IBM, HP, Oracle, Sybase, Sun Microsystems.

Coupled with our total Linux solutions and "Seven Core Businesses" approach, Thiz provides a wide range of services that looks after Linux starter to the most sophisticated users of Linux applications. Thiz is Linux. Linux is Thiz. This one-stop total solutions approach will continue to put Thiz in a leading position in the enterprises, SMEs, government and education sectors.

展望

Linux的前景一片光明。Linux教育越趨普及，採用Linux的企業亦急劇增加，全球多個政府亦已轉用Linux平台。即時科研已是Linux在亞洲區之翹楚，與美國的Red Hat、德國的SuSE形成三足鼎立，由其帶領不斷增長的市場最適合不過。

我們為市場提供最新及優異質素的產品。即時科研憑著其即時Linux桌面作業系統推窗7.0，成為亞洲首個獲頒 LSB 1.3證書的Linux應用軟件供應商。其ThizLinux課程獲各大學認可。即時科研亦為認可機構，可於中國(包括香港)頒授全國Linux證書。中國、台灣及香港的政府部門正採用即時科研的產品。我們與多個著名商業機構包括IBM、惠普，甲骨文、Sybase、太陽電腦等有夥伴關係。

貫徹即時科研全面Linux解決方案及「七重天」計劃的方針，即時科研提供多元化服務，務求同時照顧採用Linux的新用戶與Linux應用方面的較高層次需求的應用者。即時科研就是Linux，Linux就是即時科研。這一站式解決方案方針可鞏固即時科研於各大、中小企業、政府及教育界的領導地位。

Management Discussion and Analysis

管理層討論與分析

BUSINESS REVIEW

Despite the substantial improvement in the results of the Group compared to the corresponding period in 2002, the Group continues to actively explore sales and business opportunities, as well as cut down costs and enhance its market competitiveness. The Group is committed to enhancing software development and exploring wider product market around the world in its business plan. Having founded a solid base in Greater China, the Group is targeting global business by following seven strategic directions characterised by the "Seven Core Businesses", namely (i) Development of Supercomputer on Linux; (ii) Implementation of e-Government; (iii) Design solutions for enterprises; (iv) Introduction of distance education; (v) Innovation of Linux Education Model; (vi) Establishment of international strategic alliance; and (vii) Expansion of sales channels.

Following the direction of the "Seven Core Businesses", the Group has been making effort to upgrade its own products. Other than the upgrade of ThizLinux Desktop from Version 6.0 to Version 7.0, ThizOffice from Version 3.0 to Version 4.0 and ThizServer from Version 6.0 to Version 7.0, we have launched new application software including Thiz Anti-Virus Desktop 7.0, Thiz Database (Personal Edition) and Thiz Database (Enterprise Edition) as well as other Highly Available Cluster Applications.

For government sector, the Group was successfully recognised as desktop solution provider for anti-virus software, desktop system and office application system by the Hong Kong Government. For business sector, the Group has formed partnership with several well-known companies including IBM, HP, Oracle, Sybase and Sun Microsystems. For education sector, over 100 primary and secondary schools have used our products and certain training centres including Accom Education Centre, Hong Kong Federation of Education Workers, Spherion Education Ltd. and Heung To College of Professional Studies started to provide training courses on ThizLinux. As to tertiary institutions, the Group has entered into an agreement with City University of Hong Kong and agreed to set up an Linux examination centre. The Group has also received positive response from other universities. It is believed that courses on ThizLinux will be listed as core or optional programmes in these institutions in the coming future. In addition, Hong Kong Productivity Council and Hong Kong Science and Technology Parks Corporation will incorporate ThizLinux into their organisation environment, and set up training centre.

業務回顧

儘管集團成績較二零零二年同期取得大幅增長，本集團仍然積極在拓展銷售額及商機、節省成本及提高市場競爭力方面等不斷努力。集團的業務核心及發展方向，是投入更多資源在研發和市場拓展方面，以實現集團「立足大中華、放眼全世界」的策略，並朝著「利國、利民、利己」的目標邁進。集團制定了清晰的業務發展大計，以「七重天」計劃作為方針，包括(i)研發Linux超級電腦，(ii)協助推行電子政務，(iii)研發高效益的企業解決方案，(iv)致力開辦遠程教育，(v)開創嶄新的Linux教育模式，(vi)與國際知名廠商建立策略聯盟，(vii)建立產品代理、分銷及直銷渠道。

集團在「七重天」計劃的發展方針下不斷的完善自身的產品，除了原有即時Linux桌面系統由6.0升級到7.0、全能辦公室由3.0升級到4.0及將即時伺服器由6.0升級到7.0外，新產品推出了即時防毒系統7.0、即時數據庫（個人版）、即時數據庫（企業版）及其他高可用集群等應用軟件方案。

在政府方面，集團成功的在香港將桌面解決方案（防毒軟件、桌面系統，及全能辦公室應用系統）推進政府的採購名單內。在企業方面，集團已經與多間國際知名公司如IBM、惠普、甲骨文、Sybase及太陽電腦等成為合作夥伴。在教育方面，已有100多家中、小學使用我們的產品，並有多家培訓中心包括太一教育中心、香港教育工作者聯會、Spherion Education Ltd.、香島專科學校等開始提供培訓ThizLinux的課程。另外，在大專院校方面，集團與城市大學已經簽訂協議並設立Linux考試中心，而其他大學也反應積極，相信在不久的將來都會將ThizLinux納入學生的必修或選修課程內。此外，香港生產力促進局及香港科技園也會將ThizLinux納入他們機構的環境內使用並建立培訓中心。

Management Discussion and Analysis

管理層討論與分析

BUSINESS REVIEW (Cont'd)

Besides, the Group also made substantial progress in developing its business in the PRC. The Group has cooperated with Shaanxi Province government to interface ThizLinux with its e-government office and information center, and has provided training to 350 civil servants. In Shenzhen, the Group became the executive of Shenzhen Software Industry Association, which would promote and broaden the cooperation on the application of Linux. The Group has also entered into an agreement with China Electronic Information Application Education Center, an organisation under China Ministry of Information Industry, in respect of co-formation of National I.T. Training and Examination Management Office in Beijing. It is expected to train 175,000 talents in three years. Participating in "1+1+1 Project", a campaign co-organised by the Group's subsidiary – Beijing Thiz Junye Software Co., Ltd. and Training School of Beijing IT Industry Promotion Center. The Group provided training programmes to Beijing government for around 100 Linux teachers, 1,000 Linux engineers and 10,000 Linux users.

For education sector, the Group has entered into agreements with over 30 tertiary institutions including Peking University, Beijing Normal University, Beijing Institute of Technology, Northeastern University, Xian Jiaotong University and Guangzhou Zhongshan University to incorporate courses on ThizLinux and Thiz BEST as core or optional programmes. After attaining and passing the examination, "International Certificate" and "National Certificate" will be issued by the Group and China Electronic Information Application Education Center respectively to the students. We believe that universities, tertiary institutions and computer vocational schools in the PRC will be the perfect channels for the promotion of the use of ThizLinux.

業務回顧（續）

除此之外，集團在中國也獲得長足的進展。在政府方面，集團成功與陝西省政府合作，把ThizLinux環境架入電子政務辦公室及信息中心，並提供350人的公務員培訓。集團在深圳成為深圳軟件行業協會的理事，推廣及擴闊Linux應用層面的合作。在北京與信息產業部全國電子訊息應用教育中心簽訂協議，聯合組成國家信息化技術培訓及考試管理辦公室，並預計在三年內培訓人才17.5萬人次。集團附屬公司 -- 北京即時俊業軟件有限公司與北京市軟件產業促進中心培訓學校簽下協議執行「1+1+1項目」，將為北京市政府培訓約100名Linux的教師、1,000名Linux的工程師及10,000名Linux的用戶。

在教育方面，集團與北京大學、北京師範大學、北京理工大學、東北大學、西安交通大學、廣州中山大學等30多所高等院校簽定協議將ThizLinux及Thiz BEST課程體系納入學校必修或選修的課程內。學生完成課程並考試合格，可以獲得集團頒發的「國際認證」及信息產業部全國電子訊息應用教育中心頒發的「國家認證」。我們相信中國的大專院校與計算機職業學校，都是我們推動ThizLinux普及化的最佳橋樑。

FINANCIAL REVIEW

Financial highlights

The consolidated turnover of the Group for the year ended 31st March, 2003 was HK$64,152,000 (2002: HK$30,392,000), representing an increase of 111% compared to the previous year. The increase in revenue of the Group was substantial and was brought by the sale of computer products and the distribution of Group's Linux based software products during the year.

In line with the increase in turnover, gross profit for the Group increased from HK$13,833,000 in 2002 to HK$48,768,000 in 2003, while the gross profit margin increased from 45.5% to 76.0%. The major reason for the sharp rise was due to the increase in the distribution of Linux based software products that had a much higher profit margins.

財務回顧

財務摘要

本集團截至二零零三年三月三十一日止年度之綜合營業額為64,152,000港元（二零零二年：30,392,000港元），比去年增加111%。本集團之收入大幅增加，主要源自年內電腦產品銷售及本集團Linux軟件產品分銷之收入。

基於營業額增加，本集團毛利由二零零二年13,833,000港元增加至二零零三年48,768,000港元，而毛利率亦由45.5%增加至76.0%。毛利率大幅上升歸因於分銷Linux軟件產品的邊際利潤較高。

Management Discussion and Analysis

管理層討論與分析

FINANCIAL REVIEW (Cont'd)

Financial highlights (Cont'd)

During the year, provision for doubtful debts of HK$11,109,000 had been made for several outstanding trade debtors. The Group had actively taken procedures to demand settlements and will take legal actions in case necessary.

Total operating costs were approximately HK$31,025,000 (2002: HK$13,426,000). As a percentage to turnover, this represent a slight increase from 44.2% in 2002 to 48.4% in 2003.

Profit attributable to shareholders and earnings per share for the year were HK$7,135,000 (2002: HK$428,000) and HK$0.43 cents (2002: HK$0.03 cents) respectively. Net profit margin increased from 1.4% in 2002 to 11.1% in 2003. The increase was also a result of the increase in distribution of Linux based software products.

Segment information

The Group is principally engaged in two business segments in two geographical regions. The Group presented its segment information based on nature of their operations and the products and services they provided.

Financial resources and liquidity

As at 31st March, 2003, shareholders' funds of the Group amounted to HK$34,475,000 (2002: HK$25,338,000). Current assets amounted to HK$36,145,000 (2002: HK$23,565,000), of which HK$1,212,000 (2002: HK$14,615,000) were cash and bank deposits. Current liabilities of HK$5,906,000 (2002: HK$3,037,000) mainly comprised of its trade payables, other payables and accruals, and amounts due to Directors. Current ratio of the Group was 6.1 (2002: 7.8).

As at 31st March, 2003, the Group had net current assets of approximately HK$30,239,000 (2002: HK$20,528,000). The Directors considered the Group's liquidity position was healthy.

財務回顧（續）

財務摘要（續）

年內，本集團就若干未償還應收賬款作出11,109,000港元呆賬撥備，本集團已積極追討還款，並會於有需要時採取適當的法律行動。

總經營開支約為31,025,000港元（二零零二年：13,426,000港元），於營業額百分比則由二零零二年44.2%微升至二零零三年48.4%。

年內，股東應佔溢利及每股盈利分別為7,135,000港元（二零零二年：428,000港元）及0.43港仙（二零零二年：0.03港仙）。邊際純利由二零零二年1.4%增加至二零零三年11.1%，此增長同樣歸因於分銷Linux軟件產品增加。

分類資料

本集團主要在兩個地區進行兩種業務。本集團主要以其業務性質和提供之產品及服務呈列其業務分類資料。

財務資源及流動資金

於二零零三年三月三十一日，本集團之股東資金達34,475,000港元（二零零二年：25,338,000港元）。流動資產合共36,145,000港元（二零零二年：23,565,000港元），當中1,212,000港元（二零零二年：14,615,000港元）為現金及銀行存款。流動負債5,906,000港元（二零零二年：3,037,000港元），主要為應付賬款、其他應付款項及應計費用以及應付董事款項。本集團流動比率為6.1（二零零二年：7.8）。

於二零零三年三月三十一日，本集團之流動資產淨值約為30,239,000港元（二零零二年：20,528,000港元）。董事認為本集團流動資產狀況穩健。

FINANCIAL REVIEW (Cont'd)

Gearing ratio

The gearing ratio calculated on the basis of total liabilities over shareholders' funds as at 31st March, 2003 is 32.5% (2002: 12.0%). The increase was due to the issue of HK$4,000,000 unlisted convertible notes and increase in funds advanced from the Directors during the year.

Unlisted convertible notes

On 17th January, 2003, the Group issued HK$4,000,000 unlisted convertible notes bearing interest rate of 2.5% per annum, with maturity at 16th January, 2006. The notes are convertible into new shares of the Company at a conversion price of HK$0.04 per share. Proceeds from the issue of unlisted convertible notes had been used as general working capital of the Group. Full particulars of the convertible notes are set out in the announcement dated 17th January, 2003.

Exposure to foreign exchange risk

The functional currencies of the Group's operations are Hong Kong dollars, Renminbi ("RMB") and New Taiwan Dollars ("NT$"). The Directors consider that the potential foreign exchange exposure of the Group is limited.

Charges on assets and contingent liabilities

As at 31st March, 2003, the Group had no charges or pledge of assets and material contingent liabilities.

Capital commitments

On 28th March, 2002, a joint venture agreement was entered into by the Company, Eaglemax International Investment Limited ("EIIL"), a company wholly owned by Mr. Wong Hoi Wong, and Beijing Normal University ("BNU") in relation to the formation of a sino-foreign equity joint venture, JingShi ThizLinux Laboratory Stock Company (the "JV"). Pursuant to the joint venture agreement, the Company, EIIL and BNU are committed to contribute RMB15,000,000, RMB15,000,000 and RMB20,000,000 respectively for their respective interests of 30%, 30% and 40% in the JV. However, there is no payment schedule specified in the joint venture agreement.

財務回顧(續)

資產負債比率

資產負債比率乃根據負債總額對股東資金總額比率計算,於二零零三年三月三十一日為32.5%(二零零二年:12.0%)。此增長歸因於年內發行4,000,000港元非上市可換股票據及董事墊支款額之增加。

非上市可換股票據

二零零三年一月十七日,本集團發行4,000,000港元非上市可換股票據,年息2.5厘,於二零零六年一月十六日到期。該等票據可以每股0.04港元的兑換價兑換為本公司新股。發行非上市可換股票據所得款額用於本集團一般營運資金。有關可換股票據詳情載於本公司於二零零三年一月十七日之公布。

外匯風險

本集團業務之職能貨幣為港元、人民幣及新台幣。董事認為本集團潛在外匯風險有限。

資產抵押及或然負債

本集團於二零零三年三月三十一日並無抵押資產,亦無任何重大或然負債。

資本承擔

於二零零二年三月二十八日,本公司、王凱煌先生全資擁有之Eaglemax International Investment Limited(「EIIL」)與北京師範大學(「BNU」),就成立中外合營企業一京師即時科研股份有限公司(「合營企業」)訂立合營企業協議。根據合營企業協議,本公司、EIIL及BNU將就其各自於合營企業所佔權益30%、30%及40%分別注資人民幣15,000,000元、人民幣15,000,000元及人民幣20,000,000元。然而,合營企業協議並無訂明付款時間表。

Management Discussion and Analysis

管理層討論與分析

FINANCIAL REVIEW (Cont'd)

Capital commitments (Cont'd)

On 3rd June, 2002, the Company, EIIL and BNU entered into a joint venture supplemental agreement whereby the three parties agreed to set up/develop the 100 JingShi Thizlinux Internet Course Programs (the "Programs"). Under the joint venture supplemental agreement, each of the Company and EIIL is committed to investing RMB10,000,000 for the development of the Programs whereas BNU is not required to invest capital but will be responsible for the development, design of the courses and the provision of course contents. There is no investment schedule specified in the supplemental agreement.

At 31st March, 2003, the Group and the Company had capital commitments contracted for but not provided for in relation to the formation of the JV amounted to RMB15,000,000 (2002: Nil) and the development of the Programs amounted to RMB10,000,000 (2002: Nil) in the PRC.

Employees and remuneration policies

Human resource capital is a major resource of the Group. The Group recognised this by providing substantial opportunities on the job, and encourage personal development and training of the staff.

As at 31st March, 2003, the Group had about 80 employees, including Directors of the Company. Total staff costs for the year under review including Directors' remuneration amounted to approximately HK$15,071,000 (2002: HK$10,222,000). The overall workforce had been very stable and turnover rate remains very low. The staff were remunerated based on their work performance, professional experience and prevailing market practices. In addition to basic salaries and Mandatory Provident Fund scheme, the Group also offered staff benefits including medical insurance, share options, performance bonus and sales commission.

財務回顧（續）

資本承擔（續）

於二零零二年六月三日，本公司、EIIL及BNU訂立合營企業補充協議。據此，訂約三方同意設立／開發100京師即時系列網絡課程（「該等課程」）。根據合營企業補充協議，本公司及EIIL承諾，各自投資人民幣10,000,000元發展該等課程，而BNU則毋須出資，惟須負責發展及設計課程並提供課程內容。補充協議並無指定投資時間表。

於二零零三年三月三十一日，本集團及本公司就組成合營企業及於中國發展課程而分別有已訂約但未作撥備之資本承擔人民幣15,000,000元（二零零二年：零）及人民幣10,000,000元（二零零二年：零）。

僱員及薪酬政策

人力資源為本集團之主要財產。本集團深明人力資源之重要性，因而提供大量在職機會，並鼓勵員工個人發展及培訓。

於二零零三年三月三十一日，本集團聘有約80名僱員（包括本公司董事）。於回顧年內，員工成本總額（包括董事酬金）約為15,071,000港元（二零零二年：10,222,000港元）。整體員工人數非常穩定，流失率一直極低。薪酬乃按員工工作表現、專業經驗及當前市場慣例釐定。除基本薪金及強制性公積金計劃外，本集團亦為員工提供醫療保險、購股權、表現花紅及銷售佣金等福利。

Management Discussion and Analysis

管理層討論與分析

USE OF PROCEEDS

The proceeds from the issue of new shares of the Company pursuant to a placing in July 2001 after deduction of related expenses, amounted to approximately HK$26,000,000. Included in the above net proceeds of HK$26,000,000, approximately HK$5,100,000 and HK$5,000,000 was planned to provide additional working capital of the Group and reserve for future investment opportunities or contribution to other joint ventures for the development of Linux solutions respectively. The remaining net proceeds was planned and applied up to 31st March, 2003. The excess amount used had been financed by the above-mentioned working capital and reserve.

所得款項用途

本公司於二零零一年七月進行配售而發行新股份所得款項經扣除相關開支後約為26,000,000港元。上述所得款項淨額26,000,000港元中,約5,100,000港元及5,000,000港元分別已撥作本集團之額外營運資金及留作儲備,以把握日後投資機會或就開發Linux解決方案注資其他合營公司。所得款項淨額餘款用途已作出計劃,並於截至二零零三年三月三十一日止期間運用。超額運用部分由上述營運資金及儲備撥出。

		Originally planned up to 31st March, 2003* 截至二零零三年三月三十一日止原定計劃* HK$'000 千港元	Amount utilized up to 31st March, 2003 截至二零零三年三月三十一日止已動用金額 HK$'000 千港元
Contribution to the joint ventures to develop application software on Linux	注資合營企業開發Linux應用軟件	4,000	3,494
Setting up sales office in Beijing	在北京設立銷售辦事處	3,000	4,684
Marketing and promotion	市場推廣及宣傳	3,000	4,068
Enhancement of the Group's existing Linux products	改良本集團現有Linux產品	2,000	6,393
Development of web applications and other computing products/services	開發網絡應用程式及其他電腦產品/服務	500	3,433
Purchase of hardware equipment	購買硬件設備	400	759
Total	合共	12,900	22,831

* *Amounts are extracted from the Company's prospectus dated 20th July, 2001 issued in relation to the Company's placing and proposed listing of shares on GEM.*

* *數字乃摘錄自本公司於二零零一年七月二十日就本公司進行配售及建議股份在創業板上市而刊發之配售章程。*

PROGRESS AGAINST BUSINESS OBJECTIVES 業務目標與實際業務進度之比較

	Business objectives up to 31st March, 2003 as stated in prospectus 配售章程所述截至二零零三年三月三十一日之業務目標	Actual business progress up to 31st March, 2003 截至二零零三年三月三十一日之實際業務進度
Develop and improve ThizLinux	– Launch ThizLinux desktop version to run in Japanese	– It has been completed and launched
	– Launch ThizLinux desktop version to run in Italian and German	– It has been completed and launched
開發及改良即時科研的Linux系統	– 推出運行日語之ThizLinux桌面版本	– 已完成並推出
	– 推出運行意大利語及德語之ThizLinux桌面版本	– 已完成並推出
Develop application software on Linux platform with joint venture partners	– Launch the accounting software that runs on Linux	– The plan to develop the software in house has been suspended and is in the process of locating suitable partners
	– Distribute the accounting software that runs on Linux in the PRC	– ditto
	– Start development work of web-based education platform with Yuan Wang	– in the course of studying the possibility of developing in house
	– Continue development of web-based education platform with Yuan Wang	– ditto
與合營夥伴共同開發Linux平台應用軟件	– 推出於Linux上操作之會計軟件	– 軟件計劃已擱置。集團正物色合作夥伴
	– 在中國分銷於Linux上操作之會計軟件	– 同上
	– 與遠望展開網上教學平台開發工作	– 正研究由內部開發之可行性
	– 與遠望繼續開發網上教學平台	– 同上

PROGRESS AGAINST BUSINESS OBJECTIVES (Cont'd)

業務目標與實際業務進度之比較（續）

	Business objectives up to 31st March, 2003 as stated in prospectus 配售章程所述截至二零零三年三月三十一日之業務目標	Actual business progress up to 31st March, 2003 截至二零零三年三月三十一日之實際業務進度
Develop Linux compatible web application software based on features of the Group's portals	– Develop and launch Linux compatible e-shop software with uploading function	– The project is expected to be completed in mid 2003
根據本集團入門網站之功能特色開發Linux兼容網上應用系統	– 開發及推出備有上載功能之Linux兼容電子商店軟件	– 預期該項目將於二零零三年年中完成
Marketing strategies	– Road show tour in the PRC to promote the Group's Linux products	– The Group is actively promoting Linux products in various universities and educational institutions in the PRC through providing courses on ThizLinux
	– Joint promotion with Yuan Wang and Great Asia	– Software development plan with Yuan Wang and Great Asia has been suspended. Instead, the Group itself is making much effort in promoting and upgrading its line of Linux products
市場推廣策略	– 於中國進行巡迴宣傳推廣本集團之Linux產品	– 透過提供ThizLinux培訓課程，巡迴宣傳已在全國多間大學及教育機構展開
	– 聯同遠望及宏駿進行宣傳活動	– 與遠望及宏駿的軟件開發計劃已擱置，集團選擇由內部積極及不斷推廣和完善本身的Linux產品線

Biographical Details of Directors and Senior Management

董事及高層管理人員簡介

EXECUTIVE DIRECTORS

Mr. Lin Chien Hsin
Chairman
Mr. Lin, aged 49, graduated from the Economic Faculty of Taiwan University and had involved in research studies in Harvard and Standford Business Schools. He had been the Vice President of Holtek Semiconductor Manufacturing Co., Ltd. Besides, he had also been the Chief Financial Officer of United Microelectronics Corporation, a semi-conductor manufacturer whose shares are listed in the Stock Exchange of Taiwan, and had been working there for about 18 years. He has in-depth knowledge in financial management. He was appointed as Executive Director and Chairman of the Group on 24th December, 2002.

Ms. Wanzi Huang
Deputy Chairman
Ms. Wanzi Huang, aged 28, is the Deputy Chairman and a founder of the Group. She had about 6 years' experience in computer trading and international trading. She is responsible for marketing the Group's Linux products to computer manufacturers in the U.S.. Ms. Huang graduated with a Bachelor's Degree in Administration in Fundagao Getulio Vargas in Brazil.

Mr. Wong Hoi Wong
Executive Director
Mr. Wong Hoi Wong, aged 48, is an Executive Director and a founder of the Group. Mr. Wong has over 23 years' experience in sales and marketing, in particular in electronics and computer industries. Mr. Wong was the Chairman of Association of Electronic Components Industry of Taipei from 1990 to 1993. He oversees the sales and marketing strategies of the Group. Mr. Wong graduated from the Department of Industrial Management of Tamsui Oxford College in Taiwan with a diploma.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Ms. Li Zhe
Ms. Li Zhe, aged 33, is a qualified PRC lawyer. Ms. Li graduated with a Bachelor's Degree in Economic Law from Zhongshan University, the PRC, a Master's Degree of Business Administration from Murdoch University, Australia and a Postgraduate Diploma in Law from the Manchester Metropolitan University of the United Kingdom. Ms. Li has served a number of law firms in the PRC and Hong Kong. She was appointed as an independent non-executive Director in July 2001.

執行董事

林建新先生
主席
林先生，49歲，畢業於台灣大學經濟學院。彼曾於哈佛及史丹福商學院從事研究，亦曾任合泰半導體股份有限公司副總裁。此外，彼亦曾任聯華電子股份有限公司之財務總監，彼在該公司任職約18年之久。該公司為半導體製造公司，其股份在台灣證券交易所上市。林先生熟悉財務管理，於二零零二年十二月二十四日獲委任為本集團執行董事兼主席。

黃琬瑜女士
副主席
黃琬瑜女士，28歲，本集團副主席兼集團創辦人。彼於電腦貿易及國際貿易方面有約6年經驗。彼負責於美國向電腦製造商推廣本集團之Linux產品。黃女士畢業於巴西Fundagao Getulio Vargas，獲頒授行政學士學位。

王凱煌先生
執行董事
王凱煌先生，48歲，本公司執行董事兼集團創辦人。王先生積逾23年營銷經驗，尤其專注電子及電腦業方面。王先生於一九九零年至一九九三年間出任台北市電子零件商業同業公會主席。彼專責監督本集團之營銷策略。王先生持有台灣淡水工商管理專業學校工業管理系頒授之文憑。

獨立非執行董事

黎哲女士
黎哲女士，33歲，合資格中國律師。黎女士畢業於中國中山大學，獲頒授經濟法學士學位，並持有澳洲Murdoch大學頒授之工商管理碩士學位及英國Manchester Metropolitan University頒授之法律深造文憑。黎女士曾任職於中國及香港多間律師行。彼於二零零一年七月獲委任為獨立非執行董事。

Biographical Details of Directors and Senior Management

董事及高層管理人員簡介

INDEPENDENT NON-EXECUTIVE DIRECTORS (Cont'd)

Mr. Kwok Ming Wa

Mr. Kwok Ming Wa, aged 41, is the Director and Vice President of Beijing - Hong Kong Academic Exchange Centre which has been set up for the promotion of exchange and cooperative work in academic and technological areas between Hong Kong and the PRC. He used to be a member of the executive committee of Hong Kong New Generation Cultural Association. Mr. Kwok graduated from the Peking University, the PRC with a Bachelor's Degree in Petrology and Geochemistry and a Master's Degree in Remote Sensing Technology. He was appointed as an independent non-executive Director in July 2001.

SENIOR MANAGEMENT

Ms. Chan Ping

Ms. Chan Ping, aged 41, the General Manager of the Group and is responsible for the strategic planning, management and business development on Linux Education. Ms. Chan has about 10 years of experience in science and technology management in PRC and company operation management in Hong Kong. Ms. Chan graduated with a Bachelor's Degree in Geochemistry from Peking University, the PRC, and a Master's Degree in Computer Mathematics from China Academy of Geology Science. She joined the Group in March 2002.

Mr. So King Yan

Mr. So King Yan, aged 28, is the R&D Manager of the Group, overseeing Linux development projects. Mr. So has over 10 years of experience in computer and Linux programming. He graduated from The Chinese University of Hong Kong with a Bachelor's Degree and Master of Philosophy Degree in Computer Science and Engineering, and had conducted research on mobile file system in Linux. Prior to joining the Group in August 2001, he had involved in the design and development of a marketing platform based on J2EE technology using Weblogic and Oracle on Linux platform. He also tutored undergraduate computer courses on Linux at The Chinese University of Hong Kong.

Mr. Chan Sai Yan

Mr. Chan Sai Yan, aged 28, is the Accounting Manager of the Group, and Company Secretary, Qualified Accountant and Authorised Representative of the Company, and is responsible for the Group's accounting and finance functions. Mr. Chan has over 6 years of experience in accounting and finance in Hong Kong. He graduated with a Bachelor's Degree in Accountancy from The Hong Kong Polytechnic University, and is an Associate Member of Association of Chartered Certified Accountants. He joined the Group in December 2002.

獨立非執行董事(續)

郭明華先生

郭明華先生,41歲,京港學術交流中心之董事兼副主席,該中心之宗旨乃促進中港兩地在學術及科技領域之交流合作。彼曾為香港新一代文化協會管委會委員。郭先生畢業於中國北京大學,持有岩礦學及地球化學學士學位及遙感技術碩士學位。彼於二零零一年七月獲委任為獨立非執行董事。

高層管理人員

陳平女士

陳平女士,41歲,為集團總經理,主要負責策劃、管理及推廣Linux培訓和教育工作。陳女士具有約10年的中國科技管理和香港公司營運管理經驗。彼持有北京大學地球化學學士學位和中國地質科學院電腦數學碩士學位。彼於二零零二年三月加入本集團。

蘇敬恩先生

蘇敬恩先生,28歲,本集團研發經理,負責掌管Linux開發項目。蘇先生擁有逾十年電腦及Linux程式編寫的經驗,畢業於香港中文大學,獲頒電腦科學及工程學士學位及哲學碩士學位,並曾進行Linux流動檔案系統研究工作。於二零零一年八月加入本集團前,彼曾參與採用Weblogic及甲骨文系統之Linux平台以J2EE技術設計及開發市場推廣平台之工作,另曾於香港中文大學教授Linux電腦課程。

陳世寅先生

陳世寅先生,28歲,本集團會計經理及本公司之公司秘書、合資格會計師兼法定代表,負責本集團會計及財務工作。陳先生於香港積逾6年會計及財務經驗。彼畢業於香港理工大學,獲頒會計系學士學位,為英國公認會計師公會會員。彼於二零零二年十二月加入本集團。

Directors' Report

董事會報告

The directors have pleasure in presenting their annual report together with the audited financial statements of the Company and the Group for the year ended 31st March, 2003.

董事欣然呈列其年報連同本公司及本集團截至二零零三年三月三十一日止年度之經審核財務報表。

PRINCIPAL ACTIVITIES

主要業務

The Company is an investment holding company. The principal activities of its subsidiaries are set out in note 13 to the financial statements.

本公司為投資控股公司。其附屬公司之主要業務載於財務報表附註13。

RESULTS AND DIVIDEND

業績及股息

The results of the Group for the year ended 31st March, 2003 are set out in the consolidated income statement on page 43.

本集團截至二零零三年三月三十一日止年度之業績載於第43頁綜合收益表。

The directors do not recommend the payment of any dividend in respect of the year ended 31st March, 2003.

董事不建議派付截至二零零三年三月三十一日止年度股息。

FINANCIAL SUMMARY

財務概要

A summary of the results, assets and liabilities of the Group for the four years ended 31st March, 2003 is set out on page 90.

本集團截至二零零三年三月三十一日止四個年度之業績、資產及負債概要載於第90頁。

FIXED ASSETS

固定資產

The Group purchased fixed assets amounted to approximately HK$1,474,000 during the year. Details of movements in fixed assets of the Company and the Group are set out in note 12 to the financial statements.

本集團於年內用作購買固定資產之金額約1,474,000港元。本公司及本集團之固定資產變動詳情載於財務報表附註12。

CONVERTIBLE NOTES

可換股票據

Details of the principal terms of the convertible notes issued during the year are set out in note 26 to the financial statements.

年內所發行可換股票據之主要條款詳情載於財務報表附註26。

SHARE CAPITAL

股本

Details of movements in the Company's share capital during the year and the reason thereof are set out in note 23 to the financial statements.

本公司於年內之股本變動詳情及原因載於財務報表附註23。

Directors' Report

董事會報告

PRE-EMPTIVE RIGHTS

There are no provisions for the pre-emptive rights under the Company's Articles of Association, or the laws of the Cayman Islands, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 25 to the financial statements and the consolidated statement of changes in equity on page 48 respectively.

DISTRIBUTABLE RESERVES

As at 31st March, 2003, the Company's distributable reserves amounted to HK$11,426,000.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, the Company repurchased certain of its shares on The Stock Exchange of Hong Kong Limited and these shares were subsequently cancelled by the Company. The repurchase of the Company's shares during the year were effected by the directors, with a view to benefiting the shareholders as a whole by enhancing the net assets value per share and earnings per share of the Company.

Details of the shares repurchased are as follows:–

優先購股權

本公司之公司組織章程細則或開曼群島法例並無載有有關規定本公司須按比例向現有股東提呈發售新股份之優先購股權條文。

儲備

本公司及本集團於年內之儲備變動詳情分別載於財務報表附註25及第48頁之綜合股本變動表。

可供分派儲備

於二零零三年三月三十一日，本公司之可供分派儲備為11,426,000港元。

購買、出售或贖回股份

於本年度，本公司於香港聯合交易所有限公司購回其若干股份，該等股份其後亦已被本公司註銷。年內購回本公司股份乃由董事進行，務求透過提高本公司每股股份資產淨值及每股盈利，令股東整體受惠。

所購回股份詳情如下：

Date of repurchase 購回日期		Number of ordinary shares of HK$0.01 each 每股面值0.01港元之普通股數目	Price per share 每股價格 Highest 最高	Lowest 最低	Aggregate consideration 總代價
			HK$ 港元	HK$ 港元	HK$ 港元
16th August, 2002	二零零二年八月十六日	8,440,000	0.236	0.235	1,999,000

Except for the foregoing, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

除上述者外，本公司或其任何附屬公司於年內概無購買、出售或贖回本公司任何上市證券。

Directors' Report

董事會報告

DIRECTORS

The directors who held office during the year were:–

Executive directors:

Mr. Lin Chien Hsin	(appointed on 24th December, 2002)
Mr. Wong Hoi Wong	
Ms. Wanzi Huang	
Mr. Li Sze Tang	(resigned on 5th December, 2002)

Independent non-executive directors:
Ms. Li Zhe
Mr. Kwok Ming Wa

In accordance with Article 116 of the Company's Articles of Association, Ms. Wanzi Huang shall retire and, being eligible, offers herself for re-election at the forthcoming annual general meeting.

Ms. Li Zhe and Mr. Kwok Ming Wa were not appointed for a specific term as they are subject to retirement and re-election at the Company's Annual General Meeting in accordance with the Company's Articles of Association.

In accordance with Article 99 of the Company's Articles of Association, Ms. Li Zhe and Mr. Kwok Ming Wa shall retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

董事

年內擔任以下職務之董事如下：

執行董事：

林建新先生	(於二零零二年十二月二十四日獲委任)
王凱煌先生	
黃琬瑜女士	
利仕騰先生	(於二零零二年十二月五日辭任)

獨立非執行董事：
黎哲女士
郭明華先生

根據本公司之公司組織章程細則第116條，黃琬瑜女士須輪席告退，惟願於應屆股東週年大會膺選連任。

黎哲女士及郭明華先生並無特定任期，惟須根據本公司之公司組織章程細則於本公司股東週年大會告退，並膺選連任。

根據本公司之公司組織章程細則第99條，黎哲女士及郭明華先生將於應屆股東週年大會告退，惟願膺選連任。

DIRECTORS' SERVICE CONTRACTS

No director has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

董事服務合約

董事並無與本公司訂有任何本公司不得在未有作出補償(法定補償除外)的情況下於一年內終止之服務合約。

DIRECTORS' INTERESTS IN CONTRACTS

Apart from the transactions as disclosed in note 32 to the financial statements, no other contracts of significance to which the Company or any of its holding companies or subsidiaries was a party and in which a director of the Company had a material interest subsisted at the end of the year or at any time during the year.

董事於合約之權益

除財務報表附註32所披露交易外，於年底或年內任何時間，概無任何由本公司或其任何控股公司或附屬公司訂立且本公司董事在其中擁有重大權益之其他重大合約。

DIRECTORS' INTERESTS IN SECURITIES

董事於證券之權益

At 31st March, 2003, the interests of the directors in the share capital of the Company, as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), were as follows:–

於二零零三年三月三十一日，根據證券（披露權益）條例（「披露權益條例」）第29條存置之本公司股東名冊所示，董事在本公司股本中擁有之權益如下：

Name of director 董事姓名		Number of shares held and nature of interests 所持股份數目及權益性質			
		Personal interests 個人權益	Family interests 家族權益	Corporate interests 公司權益	Other interests 其他權益
Lin Chien Hsin	林建新	250,000,000	–	–	–
Wong Hoi Wong (Note)	王凱煌（附註）	–	–	–	360,000,000
Wanzi Huang	黃琬瑜	69,725,000	–	–	–

Note: These shares are registered in the name of Eaglemax International Investment Limited ("EIIL"), a company owned by Intelligent Management Limited ("IML") as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust, the objects of which include Mr. Wong Hoi Wong, his family and any charity in the world. As at 31st March, 2003, Mr. Wong Hoi Wong held the entire issued share capital of IML.

附註：該等股份乃以Eaglemax International Investment Limited（「EIIL」）之名義登記持有。該公司由Intelligent Management Limited（「IML」）以家族全權信託Intelligent Management Discretionary Trust之受託人身分擁有；該項信託受益人包括王凱煌先生及其家屬以及全球任何慈善團體。於二零零三年三月三十一日，王凱煌先生持有IML全部已發行股本。

The interests of the directors in the share options of the Company are separately disclosed in the section headed "Share option scheme" below.

董事於本公司購股權中所佔權益於下文「購股權計劃」一節中作個別披露。

Save as disclosed above, none of the directors or their associates had any personal, family, corporate or other interests in the equity securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

除上文披露者外，概無任何董事或彼等之聯繫人士在本公司或其任何相聯法團（定義見披露權益條例）之股本證券中擁有任何個人、家族、公司或其他權益。

SHARE OPTION SCHEME

The Company operates a share option scheme (the "Scheme"), which was adopted pursuant to a resolution passed on 6th July, 2001, for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include any full-time executive director or employee of a company within the Group. The Scheme shall remain in force for 10 years from 6th July, 2001 during which the directors may make offer to grant share options to eligible participants.

Pursuant to the terms of the Scheme, the maximum number of share options permitted to be granted is an amount equivalent, upon their exercise, to 10% of the Company's shares in issue as at the date of commencement of dealings of the Company's shares on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM") unless further shareholders' approval has been obtained (See remark (i)), and the maximum number of shares issuable under share options to each participant in the Scheme shall not exceed 25% of the maximum number of share options which may be granted under the Scheme (See remark (ii)).

Remarks: Since the adoption of the Scheme on 6th July, 2001, amendments have been made to Chapter 23 of the Rules Governing the Listing of Securities on the GEM (the "GEM Listing Rules") in respect of Share Option Scheme whereby if the Company wishes to continue to grant options under the Scheme on or after 1st October, 2001, it must also comply with the requirements set out therein.

(i) with effect from 1st October, 2001, the maximum number of the Company's shares which can be granted under the Scheme and any other schemes must not exceed 10% of the Company's shares in issue at the date of approval.

(ii) with effect from 1st October, 2001, the maximum number of the Company's shares which can be granted to each participant must not in any 12-month period exceed 1% of the Company's shares in issue.

購股權計劃

本公司根據於二零零一年七月六日通過之決議案採納購股權計劃(「計劃」),計劃旨在向該等對本集團業務成就有貢獻的合資格參與人士作出獎勵及獎賞。計劃之合資格參與人士包括本集團旗下公司任何全職執行董事或僱員。計劃由二零零一年七月六日起生效,為期十年,董事可於該期間向合資格參與人士授予購股權。

根據計劃條款,批准授出之購股權數目(在行使時)以本公司股份開始於香港聯合交易所有限公司創業板(「創業板」)買賣當日本公司已發行股份之10%為上限,除非已另行獲得股東批准(請參閱附註(i)),另根據購股權可發行予每名計劃參與人士之股份數目不得多於根據計劃可能授出的購股權數目上限之25%(請參閱附註(ii))。

附註: 於二零零一年七月六日採納計劃後,創業板證券上市規則(「創業板上市規則」)第23章有關購股權計劃的規定已作出修訂,因此,倘本公司擬於二零零一年十月一日或之後繼續根據計劃授出購股權,則須符合當中所載規定。

(i) 自二零零一年十月一日起,根據計劃及任何其他計劃可予授出的本公司股份數目最多不得超過於批准日期本公司已發行股份10%。

(ii) 自二零零一年十月一日起,於任何十二個月期內授予每名參與人士之本公司股份數目最多不得超過本公司已發行股份1%。

SHARE OPTION SCHEME (Cont'd)

購股權計劃(續)

Any grant of share options to a connected person (as defined in the GEM Listing Rules) must be approved by the independent non-executive directors. Where share options are proposed to be granted to a connected person who is also a substantial shareholder (as defined in the GEM Listing Rules) of the Company, or any of his/her respective associates, and the proposed grant of share options, when aggregate with the options already granted to that connected person in the past 12-month period, would entitle him/her to receive more than 0.1% of the total issued share capital of the Company for the time being and the value of which is in excess of HK$5 million, then the proposed grant must be subject to the approval of shareholders of the Company in general meetings.

向關連人士(定義見創業板上市規則)授出任何購股權必須取得獨立非執行董事之批准。倘擬向關連人士兼本公司主要股東(定義見創業板上市規則)或彼等任何聯繫人士授出購股權,而擬授出之購股權與該名關連人士在過去十二個月期間已獲授出之購股權相加致使其有權獲得佔本公司當時已發行股本總額超過0.1%,且相關價值超逾5,000,000港元,在該情況下,授出購股權建議須獲得本公司股東在股東大會批准,方為有效。

The consideration for the grant of an option is HK$1 each. An option may be exercised at any time during a period as determined by the directors which shall not be less than three years and not more than ten years from the date of acceptance of options offered under the Scheme by the grantee.

每份授出之購股權代價為1港元,而購股權可於董事釐定之期間隨時行使,惟該期間指由承授人接納計劃項下購股權日期起計,不少於三年而又不超過十年。

A summary of the movements of the share options granted under the Scheme during the year is as follows:–

年內根據計劃授出之購股權變動概述如下:

Grantee 承授人	Number of share options 購股權數目 Outstanding as at 1.4.2002 於二零零二年四月一日尚未行使 (Note 2) (附註2)	Lapsed during the year 於年內失效	Outstanding and vested as at 31.3.2003 於二零零三年三月三十一日持有而尚未行使	Date of grant 授出日期	Exercise price per share 每股行使價 (Note 3) HK$ (附註3) 港元	Exercise period 行使期 (Note 1) (附註1)	Price of Company's shares at date of grant 本公司股份於授出日期之價格 (Note 4) HK$ (附註4) 港元
Executive director 執行董事							
Mr. Wong Hoi Wong 王凱煌先生	1,640,000	-	1,640,000	21st November, 2001 二零零一年十一月二十一日	0.315	30th June, 2002 to 29th June, 2012 二零零二年六月三十日至二零一二年六月二十九日	3.15

SHARE OPTION SCHEME (Cont'd) 購股權計劃(續)

Grantee 承授人	Number of share options 購股權數目 Outstanding as at 1.4.2002 於二零零二年四月一日尚未行使 (Note 2) (附註2)	Lapsed during the year 於年內失效	Outstanding and vested as at 31.3.2003 於二零零三年三月三十一日持有而尚未行使	Date of grant 授出日期	Exercise price per share 每股行使價 (Note 3) HK$ (附註3) 港元	Exercise period 行使期 (Note 1) (附註1)	Price of Company's shares at date of grant 本公司股份於授出日期之價格 (Note 4) HK$ (附註4) 港元
Ms. Wanzi Huang 黃琬瑜女士	16,540,000	–	16,540,000	21st November, 2001 二零零一年十一月二十一日	0.315	30th June, 2002 to 29th June, 2012 二零零二年六月三十日至二零一二年六月二十九日	3.15
Mr. Li Sze Tang 利仕騰先生	3,280,000*	(3,280,000)	–	21st November, 2001 二零零一年十一月二十一日	0.315	30th June, 2002 to 29th June, 2012 二零零二年六月三十日至二零一二年六月二十九日	3.15
2 employees (excluding Mr. Li Sze Tang's spouse) 兩名僱員(不包括利仕騰先生之配偶)	18,180,000	(18,180,000)	–	21st November, 2001 二零零一年十一月二十一日	0.315	30th June, 2002 to 29th June, 2012 二零零二年六月三十日至二零一二年六月二十九日	3.15
	39,640,000	(21,460,000)	18,180,000				

* The number of share options granted to Mr. Li Sze Tang included 1,640,000 share options granted to Mr. Li Sze Tang's spouse who was also a former employee of the Group.

* 利仕騰先生獲授之購股權數目包括其配偶(亦為本集團前僱員)所獲授之1,640,000份購股權。

SHARE OPTION SCHEME (Cont'd)

The exercise price is to be determined by the directors in its absolute discretion but in any event not less than the highest of (i) the nominal value of the shares of the Company; (ii) the average of the closing prices of the shares of the Company on the GEM for the five trading days immediately preceding the date on which the relevant option is granted to the employee; and (iii) the closing price of the shares of the Company on the GEM on the date on which the relevant option is granted.

Note:

1. The share options are fully vested on 30th June, 2002.
2. The number of share options has been adjusted for the subdivision of the Company's shares on 23rd January, 2002.
3. The exercise price of the share options has been adjusted for the subdivision of the Company's shares on 23rd January, 2002.
4. The price of the Company's shares disclosed as at the date of the grant of the share options is the closing price on the GEM on the trading day immediately prior to the date of grant of the options.

During the year, 21,460,000 share options lapsed because the grantees ceased their employment with the Group.

No share option was granted and cancelled during the year.

At 31st March, 2003, the number of shares to be issued under share options granted under the Scheme was 18,180,000, representing 1.10% of the issued share capital of the Company.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Apart from those as disclosed under the section headed "Directors' interests in securities" and in note 24 to the financial statements, at no time during the year was the Company or any of its holding companies or subsidiaries a party to any arrangement to enable the Company's directors, their respective spouse or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

購股權計劃(續)

董事可按其絕對酌情權釐定行使價,惟無論如何不得低於下列三者中最高者(i)本公司股份面值;(ii)本公司股份緊接向僱員授出有關購股權之日前五個交易日在創業板之平均收市價;及(iii)本公司股份於授出有關購股權日期在創業板之收市價。

附註:

1. 購股權於二零零二年六月三十日全數為承授人所有。
2. 購股權數目已就本公司於二零零二年一月二十三日進行股份拆細而作出調整。
3. 購股權之行使價已就本公司於二零零二年一月二十三日進行股份拆細而作出調整。
4. 所披露本公司股份於授出購股權日期之價格乃指股份於緊接授出購股權日期前的交易日在創業板之收市價。

21,460,000份購股權於年內因承授人終止於本集團之任職而失效。

年內並無授出及註銷任何購股權。

於二零零三年三月三十一日,根據計劃授出之購股權將予發行股份數目為18,180,000股,佔本公司已發行股本1.10%。

董事購入股份或債券之權利

除上文「董事於證券之權益」及財務報表附註24所披露者外,本公司或其任何控股公司或附屬公司於年內概無作出任何安排,致使本公司董事或彼等各自之配偶或十八歲以下之子女可藉購入本公司或任何其他法人團體股份或債券而獲得利益。

Directors' Report 董事會報告

SUBSTANTIAL SHAREHOLDERS 主要股東

At 31st March, 2003, the following interests of 10% or more of the share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the SDI Ordinance:–

於二零零三年三月三十一日，根據本公司遵照披露權益條例第16(1)條存置之登記冊所示，擁有本公司股本中10%或以上權益之主要股東如下：

Name 名稱／姓名		Number of shares held 所持股份數目	Percentage of shareholding 持股百分比
EIIL	EIIL	360,000,000	21.87%
Applied Component Technology Corporation	聯瞻科技股份有限公司	324,340,000	19.70%
Lin Chien Hsin	林建新	250,000,000	15.19%

Save as disclosed above, no other person had registered an interest in the share capital of the Company that was required to be recorded pursuant to Section 16(1) of the SDI Ordinance.

除上文披露者外，概無任何其他人士於本公司股本中擁有須根據披露權益條例第16(1)條記錄在登記冊之權益。

MANAGEMENT SHAREHOLDERS' INTERESTS 管理層股東之權益

Save as disclosed under the sections headed "Directors' interests in securities" and "Substantial shareholders" above, as at 31st March, 2003, no other person was individually and/or collectively entitled to exercise or control the exercise of 5% or more of the voting power at general meetings of the Company and was able, as a practical matter, to direct or influence the management of the Company.

除上文「董事於證券之權益」及「主要股東」兩節所披露者外，於二零零三年三月三十一日，概無其他人士有權個別及／或共同於本公司任何股東大會行使5%或以上之投票權及實際上可就本公司管理作出指示或發揮影響力。

MAJOR CUSTOMERS AND SUPPLIERS 主要客戶及供應商

During the year, the purchases from the five largest suppliers of the Group accounted for approximately 86.32% of the total purchases of the Group and the purchases from the largest supplier included therein accounted for approximately 67.43%.

年內，向本集團五大供應商所作採購佔本集團採購總額約86.32%，而向最大供應商所作採購則佔約67.43%。

The sales to the five largest customers of the Group accounted for approximately 89.32% of the total sales for the year and the sales to the largest customer included therein accounted for approximately 72.95%.

本集團向五大客戶的銷售佔年度銷售總額約89.32%，而最大客戶的銷售則佔約72.95%。

None of the directors, their respective associates and shareholders of the Company (which to the knowledge of the directors own more than 5% of the issued share capital of the Company) had any interest in any of the five largest customers and suppliers of the Group for the year.

據董事所知，擁有本公司已發行股本5%以上之董事、彼等各自之聯繫人士及本公司股東，於年內概無在本集團任何五大客戶及供應商中擁有任何權益。

Directors' Report

董事會報告

CONNECTED TRANSACTIONS

Details of connected transactions under the GEM Listing Rules during the year are set out in note 32 to the financial statements.

關連交易

年內進行之創業板上市規則所述關連交易詳情載於財務報表附註32。

COMPETING INTERESTS

None of the directors, the substantial shareholders or the management shareholders (as defined in the GEM Listing Rules) had any interests in any business which competed with or might compete with the business of the Group.

競爭權益

概無任何董事、主要股東或管理層股東(定義見創業板上市規則)在任何與本集團有競爭或可能出現競爭之業務中擁有任何權益。

SPONSOR'S INTERESTS

As updated and notified by the Company's sponsor, CSC Asia Limited ("CSC"), neither CSC nor any of its directors, employees or associates had any interests in any shares of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the shares of the Company or any member of the Group as at 31st March, 2003.

Pursuant to the sponsorship agreement dated 19th July, 2001 entered into between the Company and CSC, CSC will act as the Company's continuing sponsor for the period from 27th July, 2001 to 31st March, 2004.

保薦人之權益

誠如本公司之保薦人群益亞洲有限公司(「群益亞洲」)所提供之最新資料,於二零零三年三月三十一日,群益亞洲或其任何董事、僱員或聯繫人士概無在本公司或本集團任何成員公司之任何股份中擁有任何權益,或擁有可認購或提名他人認購本公司或本集團任何成員公司股份之權利。

根據本公司與群益亞洲於二零零一年七月十九日訂立之保薦人協議,群益亞洲將於二零零一年七月二十七日至二零零四年三月三十一日期間擔任本公司持續保薦人。

COMPLIANCE WITH RULES 5.28 TO 5.39 OF THE GEM LISTING RULES

The Company has complied with Rules 5.28 to 5.39 of the GEM Listing Rules concerning board practices and procedures during the year ended 31st March, 2003.

遵守創業板上市規則第5.28至5.39條

本公司於截至二零零三年三月三十一日止年度內一直遵守創業板上市規則第5.28至5.39條有關董事會常規及議事程序之規定。

AUDIT COMMITTEE

The Company established an Audit Committee in August 2001 with written terms of reference in compliance with Rules 5.23 to 5.25 of the GEM Listing Rules. The duties of the audit committee are to review and to provide supervision over the financial reporting process and internal control system of the Group. The audit committee comprises two independent non-executive directors, namely Ms. Li Zhe and Mr. Kwok Ming Wa.

During the year, the audit committee has met four times to review the results of the Group.

審核委員會

本公司於二零零一年八月根據創業板上市規則第5.23至5.25條成立審核委員會,並書面訂明其職權範圍。審核委員會之職責包括審閱及監管本集團之財務申報程序及內部監控制度。審核委員會由兩名獨立非執行董事黎哲女士及郭明華先生組成。

審核委員會於年內,召開過四次會議,以審閱本集團之業績。

AUDITORS

A resolution to re-appoint the retiring auditors, Messrs. PKF, is to be proposed at the forthcoming general meeting.

On behalf of the Board
Lin Chien Hsin
Chairman

Hong Kong, 23rd June, 2003

核數師

本公司將於應屆股東大會上提呈決議案，續聘退任核數師梁學濂會計師事務所。

代表董事會
主席
林建新

香港，二零零三年六月二十三日

AUDITORS' REPORT

核數師報告

PKF

梁學濂會計師事務所

26/F, Citicorp Centre
18 Whitfield Road
Causeway Bay
Hong Kong

香港
銅鑼灣
威非路道18號
萬國寶通中心26樓

To the members of
Thiz Technology Group Limited
(Incorporated in the Cayman Islands with limited liability)

致即時科研集團有限公司
全體股東
(於開曼群島註冊成立之有限公司)

We have audited the financial statements on pages 43 to 89 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

本核數師已完成審核第43至89頁之財務報表，該等賬目乃按照香港普遍採納之會計原則編製。

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

董事及核數師各自之責任

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

編製真實兼公平之財務報表乃 貴公司董事之責任。在編製該等真實兼公平之財務報表時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

本核數師之責任是根據審核之結果，對該等陳述作出獨立意見，並向股東報告。

BASIS OF OPINION

意見之基礎

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

本核數師已按照香港會計師公會頒布之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評審董事於編製財務報表時所作之重大估計和判斷、所採用之會計政策是否適合 貴公司與 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就財務報表是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估財務報表所載資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理基礎。

Auditors' Report

核數師報告

OPINION

In our opinion the financial statements give a true and fair view of the state of the Company's and the Group's affairs as at 31st March, 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PKF
Certified Public Accountants

Hong Kong, 23rd June, 2003

意見

本核數師認為財務報表足以真實兼公平地顯示 貴公司與 貴集團於二零零三年三月三十一日結算時之財務狀況，及 貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例之披露規定妥為編製。

梁學濂會計師事務所
執業會計師

香港，二零零三年六月二十三日

Consolidated Income Statement

For the year ended 31st March, 2003

綜合收益表

截至二零零三年三月三十一日止年度

		Note 附註	2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Turnover	營業額	4	64,152	30,392
Cost of sales	銷售成本		(15,384)	(16,559)
Gross profit	毛利		48,768	13,833
Other revenue	其他收入	4	422	774
Provision for doubtful debts	呆賬撥備		(11,109)	-
Selling and distribution expenses	銷售及分銷費用		(3,831)	(605)
General and administrative expenses	一般及行政費用		(27,194)	(12,821)
Profit from operations	經營溢利		7,056	1,181
Finance costs	融資成本		(20)	(122)
Share of profit/(loss) of a jointly controlled entity	應佔一間共同控制企業溢利/(虧損)		99	(625)
Profit before taxation	除税前溢利	5	7,135	434
Taxation	税項	8	-	(6)
Profit attributable to shareholders	股東應佔溢利	9	7,135	428
Dividend	股息	10	-	-
Earnings per share	每股盈利	11		
– Basic (in cents)	–基本(仙)		0.43	0.03
– Diluted (in cents)	–攤薄(仙)		0.43	0.03

Consolidated Balance Sheet

At 31st March, 2003

綜合資產負債表

於二零零三年三月三十一日

		Note 附註	2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
NON-CURRENT ASSETS	非流動資產			
Fixed assets	固定資產	12	1,603	1,104
Interest in a jointly controlled entity	所佔一間共同控制企業權益	14	–	394
Product development costs	產品開發成本	15	2,633	3,312
Goodwill	商譽	16	–	–
			4,236	4,810
CURRENT ASSETS	流動資產			
Inventories	存貨	17	302	17
Trade receivables	應收賬項	18	31,287	5,291
Other receivables, deposits and prepayments	其他應收款項、按金及預付款項		3,338	3,342
Amount due from a related company	應收一間有關連公司款項	19	6	–
Pledged time deposit	已抵押定期存款		–	300
Cash and bank balances	現金及銀行結存	20	1,212	14,615
			36,145	23,565
DEDUCT:	減：			
CURRENT LIABILITIES	流動負債			
Trade payables	應付賬項	21	540	906
Other payables, accruals and deposits received	其他應付款項、應計款項及已收按金		2,009	2,054
Amounts due to directors	應付董事款項	22	3,345	65
Taxation	税項		12	12
			5,906	3,037
NET CURRENT ASSETS	流動資產淨值		30,239	20,528
NET ASSETS	資產淨值		34,475	25,338
REPRESENTING:–	包括：			
SHARE CAPITAL	股本	23	16,461	16,545
RESERVES	儲備	25	14,014	8,793
SHAREHOLDERS' FUNDS	股東資金		30,475	25,338
NON-CURRENT LIABILITIES	非流動負債			
Convertible notes	可換股票據	26	4,000	–
			34,475	25,338

Approved and authorised for issue by the Board of Directors on 23rd June, 2003

於二零零三年六月二十三日經董事會批准及授權發行

Lin Chien Hsin
林建新
Director
董事

Wong Hoi Wong
王凱煌
Director
董事

Balance Sheet
At 31st March, 2003

資產負債表
於二零零三年三月三十一日

		Note 附註	2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
NON-CURRENT ASSETS	非流動資產			
Fixed assets	固定資產	12	142	250
Interests in subsidiaries	所佔附屬公司之權益	13	31,382	33,617
			31,524	33,867
CURRENT ASSETS	流動資產			
Other receivables, deposits and prepayments	其他應收款項、按金及預付款項		1,037	436
Pledged time deposit	已抵押定期存款		–	300
Cash and bank balances	現金及銀行結存		28	730
			1,065	1,466
DEDUCT:	減：			
CURRENT LIABILITIES	流動負債			
Other payable and accruals	其他應付款項及應計款項		380	1,051
Amount due to a director	應付一名董事款項	22	238	–
			618	1,051
NET CURRENT ASSETS	流動資產淨值		447	415
NET ASSETS	資產淨值		31,971	34,282
REPRESENTING:–	包括：			
SHARE CAPITAL	股本	23	16,461	16,545
RESERVES	儲備	25	11,510	17,737
SHAREHOLDERS' FUNDS	股東資金		27,971	34,282
NON-CURRENT LIABILITIES	非流動負債			
Convertible notes	可換股票據	26	4,000	–
			31,971	34,282

Approved and authorised for issue by the Board of Directors on 23rd June, 2003

於二零零三年六月二十三日經董事會批准及授權發行

Lin Chien Hsin
林建新
Director
董事

Wong Hoi Wong
王凱煌
Director
董事

Consolidated Cash Flow Statement
For the year ended 31st March, 2003

綜合現金流量表
截至二零零三年三月三十一日止年度

		Note 附註	2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
CASH FLOWS FROM OPERATING ACTIVITIES	**經營業務之現金流量**			
Profit before taxation	除稅前溢利		7,135	434
Adjustment for:–	調整：			
Interest income	利息收入		(8)	(179)
Interest expenses	利息開支		20	122
Provision for doubtful debts	呆賬撥備		11,109	–
Bad debts written off	已撇銷壞賬		560	–
Provision for inventories	存貨撥備		–	155
Impairment loss of goodwill	商譽減損		686	–
Loss on disposal of fixed assets	出售固定資產虧損		288	12
Share of (profit)/loss of a jointly controlled entity	應佔一間共同控制企業（溢利）／虧損		(99)	625
Depreciation	折舊		561	177
Amortisation	攤銷		679	84
Operating profit before working capital changes	營運資金變動前之經營溢利		20,931	1,430
Increase in inventories	存貨增加		(285)	(153)
Increase in trade receivables	應收賬項增加		(37,105)	(5,049)
Increase in other receivables, deposits and prepayments	其他應收款項、按金及預付款項增加		(556)	(2,209)
Increase in amount due from a related company	應收一間有關連公司款項增加		(6)	–
Decrease/(increase) in pledged time deposit	已抵押定期存款減少／（增加）		300	(300)
(Decrease)/increase in trade payables	應付賬項（減少）／增加		(366)	528
(Decrease)/increase in other payables, accruals and deposits received	其他應付款項、應計款項及已收按金（減少）／增加		(74)	1,387
Increase/(decrease) in amounts due to directors	應付董事款項增加／（減少）		3,280	(1,834)
Decrease in amounts due to related companies	應付有關連公司款項減少		–	(379)
Effect on foreign exchange rate changes	外幣匯率變動之影響		1	5
Cash used in operations	經營業務所用現金		(13,880)	(6,574)
Interest received	已收利息		8	179
Interest paid	已付利息		–	(122)
NET CASH USED IN OPERATING ACTIVITIES	**經營業務所用現金淨額**		(13,872)	(6,517)

Consolidated Cash Flow Statement
For the year ended 31st March, 2003

綜合現金流量表
截至二零零三年三月三十一日止年度

		Note 附註	2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
CASH FLOWS FROM INVESTING ACTIVITIES	投資活動之現金流量			
Advance to a jointly controlled entity	墊支予一間共同控制企業		(170)	(1,002)
Payments to acquire fixed assets	添置固定資產之付款		(1,419)	(1,147)
Sales proceeds of fixed assets	出售固定資產所得款項		105	–
Product development expenditure incurred	產品開發開支		–	(3,396)
Net cash outflow from acquisition of a subsidiary	收購一間附屬公司之現金流出淨額	27	(48)	–
NET CASH USED IN INVESTING ACTIVITIES	投資活動所用現金淨額		(1,532)	(5,545)
CASH FLOWS FROM FINANCING ACTIVITIES	融資活動之現金流量			
Placing of shares	配售股份		–	30,940
Share issue expenses	股份發行開支		–	(4,766)
Issue of convertible notes	發行可換股票據		4,000	–
Repurchase of shares	購回股份		(1,999)	–
NET CASH FROM FINANCING ACTIVITIES	融資活動之現金淨額		2,001	26,174
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	現金及現金等值項目（減少）／增加淨額		(13,403)	14,112
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	於年初之現金及現金等值項目		14,615	503
CASH AND CASH EQUIVALENTS AT 31ST MARCH	於三月三十一日之現金及現金等值項目		1,212	14,615
ANALYSIS OF CASH AND CASH EQUIVALENTS	現金及現金等值項目分析			
Cash and bank balances	現金及銀行結存		1,212	14,615

Consolidated Statement of Changes in Equity 綜合股本變動表

For the year ended 31st March, 2003 截至二零零三年三月三十一日止年度

		Share capital 股本 HK$'000 千港元	Share premium 股份溢價 HK$'000 千港元	Capital redemption reserve 資本贖回儲備 HK$'000 千港元	Special reserve 特別儲備 HK$'000 千港元 (Note 25(i)) (附註25(i))	Exchange reserve 匯兌儲備 HK$'000 千港元	Accumulated losses 累計虧損 HK$'000 千港元	Total 總計 HK$'000 千港元
At 1.4.2001	於二零零一年四月一日	1	–	–	380	–	(11,573)	(11,192)
Arising on the reorganisation	因重組產生	20	–	–	(20)	–	–	–
Capitalisation of loans from shareholders	股東貸款撥充資本	7	9,916	–	–	–	–	9,923
Placing of shares	配售股份	2,600	–	–	–	–	–	2,600
Premium arising on placing	配售產生溢價	–	28,340	–	–	–	–	28,340
Share issue expenses	股份發行開支	–	(4,766)	–	–	–	–	(4,766)
Capitalisation issue	資本化發行	13,917	(13,917)	–	–	–	–	–
Exchange adjustment on translation of the financial statements of foreign subsidiaries	換算海外附屬公司財務報表之匯兌調整	–	–	–	–	5	–	5
Profit attributable to shareholders	股東應佔溢利	–	–	–	–	–	428	428
At 31.3.2002 and 1.4.2002	於二零零二年三月三十一日及二零零二年四月一日	16,545	19,573	–	360	5	(11,145)	25,338
Repurchase of shares	購回股份	(84)	(1,915)	84	–	–	(84)	(1,999)
Exchange adjustment on translation of the financial statements of foreign subsidiaries	換算海外附屬公司財務報表之匯兌調整	–	–	–	–	1	–	1
Profit attributable to shareholders	股東應佔溢利	–	–	–	–	–	7,135	7,135
At 31.3.2003	於二零零三年三月三十一日	16,461	17,658	84	360	6	(4,094)	30,475

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

1. CORPORATE INFORMATION

The Company was incorporated as an exempted company with limited liability in the Cayman Islands under the Companies Law (Cap. 22 Law 3 of 1961, as consolidated and revised) of the Cayman Islands on 6th December, 2000.

The shares of the Company were listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM") on 27th July, 2001.

On 11th October, 2002, the United States Securities and Exchange Commission approved the establishment of Level 1 American Depository Receipt ("ADR") program for the Company's shares in the United States of America.

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below:-

(a) Basis of preparation

These financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants ("HKSA") and are prepared under the historical cost convention.

In the current year, the Group adopted the following applicable SSAPs issued by the HKSA which are effective for the current year's financial statements:-

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 34	:	Employee benefits

1. 企業資料

本公司於二零零零年十二月六日根據開曼群島公司法(一九六一年第3號法例第22章，經綜合及修訂)在開曼群島註冊成立為獲豁免有限公司。

本公司股份於二零零一年七月二十七日在香港聯合交易所有限公司創業板(「創業板」)上市。

二零零二年十月十一日，美國證券交易委員會批准就本公司股份於美國設立第一級美國證券存托憑證(「ADR」)計劃。

2. 主要會計政策

編製財務報表時所採納之主要會計政策載列如下：

(a) 編製基準

財務報表根據香港公認會計原則編製，並符合香港會計師公會(「香港會計師公會」)頒布之會計實務準則(「會計實務準則」)。財務報表乃按歷史成本基準編製。

於本年度，本集團採納以下由香港會計師公會頒布之會計實務準則，該等會計實務準則於本年度的財務報表有效：

會計實務準則第1號(經修訂)	:	財務報表呈報
會計實務準則第11號(經修訂)	:	外幣換算
會計實務準則第15號(經修訂)	:	現金流量表
會計實務準則第34號	:	僱員福利

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(a) Basis of preparation (Cont'd)

The effect of adopting the revised SSAP 1 is that the requirement for presenting a statement of recognised gains and losses has been changed to presenting a statement of changes in equity. Accordingly, the presentation in the current year's statement of changes in equity has been modified in order to conform to the requirements of the revised SSAP.

The main revision to SSAP 15 is to require the provision of information about the historical changes in cash and cash equivalents of an enterprise by means of a cash flow statement which classifies cash flows during the year into operating, investing and financing activities whereas the old SSAP specifies two additional standard headings: "Returns on investments and servicing of finance" and "Taxation". In addition, the definition of cash equivalents for the purpose of the consolidated cash flow statement has been revised.

The new SSAP 34 requires an enterprise to recognise the service provided by an employee in exchange for employee benefits to be paid in the future as a liability, and when the enterprise consumes the economic benefit arising from service provided by an employee in exchange for employee benefits as expenses. The adoption of the SSAP has not had any significant impact on these financial statements.

The effect of adopting SSAP 11 (revised) is set out in the accounting policies below.

2. 主要會計政策(續)

(a) 編製基準(續)

採納經修訂的會計實務準則第1號的影響是由呈報已確認損益表改為股本變動表。因此,本年度股本變動表的呈報方式已修改,以符合經修訂會計實務準則的要求。

會計實務準則第15號的主要修訂是需以現金流量表形式提供有關企業的現金及現金等值項目的歷史變動,並將年內的現金流量分類為經營業務、投資活動及融資活動,而原有會計實務準則則另外註明兩個標準項目:「投資回報及融資費用」及「稅項」。另外,綜合現金流量表對現金等值項目的定義亦已作出修訂。

新訂會計實務準則第34號要求企業確認就僱員提供服務而將於日後支付的僱員福利為負債;而該等福利於企業享有僱員提供服務所產生經濟利益時列作開支。採納該會計實務準則對此等財務報表並無任何重大影響。

採納會計實務準則第11號(經修訂)對會計政策的影響載於下文。

Notes to Financial Statements
For the year ended 31st March, 2003

財務報表附註
截至二零零三年三月三十一日止年度

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(b) Basis of consolidation

The comparative consolidated financial statements have been prepared using merger accounting by regarding the Company as being the holding company of the Group from the beginning of the earliest period prepared.

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. All significant intra-group transactions and balances have been eliminated on consolidation.

(c) Goodwill

Goodwill represents the excess of the purchase consideration over the attributable share of the fair value of separable net assets of a subsidiary at the date of acquisition. Goodwill is stated in the consolidated balance sheet at cost less aggregate amortisation and any impairment losses.

Amortisation is calculated on a straight line basis over its estimated useful life of not more than 20 years.

(d) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

2. 主要會計政策(續)

(b) 綜合基準

本公司被視為自最初編製期間開始一直為本集團之控股公司以按合併會計法編製比較綜合財務報表。

綜合財務報表載有本公司及其附屬公司截至每年三月三十一日止之財務報表。

於年內收購或出售之附屬公司業績已由實際收購日期起或截至實際出售日期止(按適用情況而定)計入綜合收益表內。集團內公司間所有重大交易及結餘已於綜合賬目時對銷。

(c) 商譽

商譽指購入代價超出收購當日應佔附屬公司可劃分資產淨值之公平價值之差額。商譽按成本減累計攤銷及任何減損於綜合資產負債表列賬。

攤銷以直線法按不超過20年估計可用年期基準計算。

(d) 分類申報

分類指本集團可區分為從事提供產品或服務(業務分類),或於指定經濟環境提供產品或服務(地區分類)之部分,而該等分類與其他分類之風險及回報各有不同。

Notes to Financial Statements
For the year ended 31st March, 2003

財務報表附註
截至二零零三年三月三十一日止年度

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(d) Segment reporting (Cont'd)

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, borrowings, corporate and financing expenses.

(e) Revenue recognition

Distribution income of Linux based software products developed by the Group is recognised when the right to receive payment is established.

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of goods have been transferred to the buyer.

Commission income is recognsied when the services are rendered.

Income from rendering of artwork and web design services is recognised at the time the services are provided.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

2. 主要會計政策(續)

(d) 分類申報(續)

分類收入、開支、業績、資產及負債包括分類直接應佔項目，並可按合理基準分配至該分類。分類收入、開支、資產及負債於對銷集團內公司間結餘及集團內公司間交易(綜合賬目程序之一)前釐定，惟屬於單一分類的集團內公司間之結餘及交易則除外。

分類資本開支指期內購買而預期可使用超過一個期間之有形及無形分類資產所產生成本總額。

未分配項目主要包括財務及企業資產、借貸、企業及財務開支。

(e) 收入確認

分銷本集團所開發之Linux軟件產品所得收入於收取款項之權利確立時確認。

銷售貨品所得收入於貨品擁有權之重大風險及回報已轉歸買方時確認。

佣金收入於服務提供時確認。

提供美術及網頁設計服務所得收入於有關服務提供時確認。

利息收入乃按時間比例基準並計及尚餘本金額及適用利率計算確認。

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(f) Fixed assets and depreciation

Fixed assets are stated at cost less aggregate depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance, is charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

The gain or loss on disposal of the fixed assets representing the difference between the net sales proceeds and the carrying amounts of the relevant assets is recognised in the income statement.

Depreciation is calculated to write down the costs of fixed assets to their estimated residual values on a straight line basis over the following estimated useful lives:–

Computer equipment	–	3 years
Office equipment	–	3 years to 7 years
Furniture and fixtures	–	5 years to 7 years

(g) Subsidiaries

A subsidiary is an enterprise over which the Company has control either directly or indirectly. Control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities.

Investments in subsidiaries are stated in the Company's balance sheet at cost less any impairment losses. Income from subsidiaries is recognised in the Company's financial statements on the basis of dividends declared by the subsidiaries.

2. 主要會計政策(續)

(f) 固定資產及折舊

固定資產乃按成本減折舊及減損總額入賬。資產成本包括購買價及資產達致現行運作狀況及地點作擬定用途之任何直接應佔成本。資產投入運作後產生之支出如維修保養費於產生期間自收益表扣除。倘有跡象清楚顯示有關支出導致運用該資產預期獲得之經濟效益有所增加,則有關支出將撥充資本,作為該資產之額外成本。

固定資產出售損益指銷售所得款項淨額與有關資產賬面值之差額,於收益表確認。

折舊乃按下列估計可用年期以直線法攤銷固定資產成本至其估計剩餘價值而計算:

電腦設備	–	3年
辦公室設備	–	3年至7年
傢俬及裝置	–	5年至7年

(g) 附屬公司

附屬公司指本公司可直接或間接控制的企業。控制權指有權監管公司之財政及經營政策,從而於其業務中獲益。

於附屬公司之投資按成本減任何減損於本公司資產負債表列賬,附屬公司所得收入則按附屬公司所宣派股息於本公司財務報表中確認。

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(h) Jointly controlled entity

A jointly controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly controlled entity.

The Group's share of the post-acquisition results and reserves of a jointly controlled entity is included in the consolidated income statement and consolidated reserves, respectively. The Group's interest in a jointly controlled entity is stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

(i) Research and development costs

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Deferred development costs are amortised using a straight line basis over the expected economic useful lives of the products, subject to a maximum period of five years commencing in the year when the products are put into commercial production.

2. 主要會計政策（續）

(h) 共同控制企業

共同控制企業指受共同控制之合營企業，而概無任何參與方能夠單方面控制共同控制企業之經濟活動。

本集團應佔共同控制企業之收購後業績及儲備分別計入綜合收益表及綜合儲備內。本集團於共同控制企業之權益於扣減任何減損後，按權益會計法以本集團應佔資產淨值於綜合資產負債表列賬。

(i) 研究及開發成本

所有研究成本於產生時在收益表中扣除。

開發新產品項目產生之開支撥充資本，僅於項目可清晰界定、支出可個別識別並可靠計算、可合理確定項目在技術上可行及產品有商業價值時方以遞延計算，不符合上述標準之產品開發開支於產生時列作開支。

遞延開發成本按直線法於產品估計可用經濟年期攤銷，而期限為產品商業投產年度起計不超過五年。

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(j) Impairment of assets

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis and includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

(l) Leases

Leases are classified as finance leases whenever the terms of the leases transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Rentals payable under operating leases are charged to the income statement on a straight line basis over the terms of the relevant leases.

2. 主要會計政策（續）

(j) 資產減損

於每個結算日審閱本集團資產之賬面值，以釐定資產有否出現任何減損跡象。倘出現任何該等跡象，則估計資產之可收回款額。倘資產或其現金產生單位之賬面值超出其可收回數額，減損即予確認。減損於收益表中確認。

(k) 存貨

存貨乃按成本值與可變現淨值兩者中之較低者入賬。成本乃按加權平均法列賬，並計入一切購買成本及將存貨運抵現址及達致現況所產生之其他成本。可變現淨值指於日常業務中之估計售價減完成銷售之估計所需成本。

(l) 租賃

所有權之絕大部分風險及回報按租賃條款轉歸承租人之租賃列作融資租賃，所有其他租賃則列作經營租賃。

經營租賃之應付租金按直線法於有關租賃期於收益表內扣除。

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(m) Employee benefits

Salaries, annual bonuses, annual leave entitlements and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group.

Obligations for contributions to retirement plans, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance and the People's Republic of China (the "PRC") central pension scheme, are recognised as an expense in the income statement as incurred.

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

When the Group grants employees options to acquire shares of the Company for nil consideration, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(n) Convertible notes

Convertible notes are separately disclosed and regarded as liabilities unless conversion actually occurs. The associated finance cost is recognised in the income statement on an accrual basis while the associated costs of issue are charged immediately to the income statement when it is incurred.

2. 主要會計政策（續）

(m) 僱員福利

薪金、年度花紅、年假及其他非貨幣福利之成本於本集團僱員提供有關服務之年內計提。

退休計劃供款於須予支付時在收益表列賬為開支，包括根據香港強制性公積金計劃條例及中華人民共和國（「中國」）中央退休金計劃應付供款。

解僱福利於（亦僅於）本集團明確解僱僱員或提供福利作為自願離職補償時確認，惟需有詳細正式計劃，而無可予撤回之可能性。

倘若本集團以零代價授予僱員購買本公司股份的購股權，則不會於授出當日確認為僱員福利開支或承擔。一旦行使購股權，股本會按已收之款額增加。

(n) 可換股票據

可換股票據會獨立披露，並視作負債，直至實際作出兑換。有關融資成本以應計款項之基準於收益表列賬；而有關發行開支則於其產生後隨即於收益表列賬。

Notes to Financial Statements

For the year ended 31st March, 2003

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(o) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(p) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future event not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

財務報表附註

截至二零零三年三月三十一日止年度

2. 主要會計政策（續）

(o) 撥備

倘本集團因過去發生事件而出現法定或推定責任且極有可能須以經濟利益流出抵銷責任，則於資產負債表中確認撥備。倘構成重大影響，撥備則按除税前比率折算預期日後現金流量而釐定，比率能反映現有市場對款項時間價值及（倘適用）負債具體風險之評估。

(p) 或然負債

或然負債指因過去發生事件而可能引致之責任，且僅於並非本集團控制範圍以內之一項或多項不確定之日後事件發生或不會發生時確定出現。或然負債亦指因過往發生事件而引致之現有責任，除非經濟資源流出的可能性極微或責任之數額不能可靠計算，否則均予確認。

或然負債不予確認，惟於財務報表附註中披露。倘流出之可能性出現變動導致流出有可能出現，則就或然負債確認為撥備。

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(q) Foreign currency translation

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market exchange rates ruling at the balance sheet date. Differences on foreign currency translation are dealt with in the income statement.

In prior years, the financial statements of the Company's overseas subsidiaries are translated into Hong Kong dollars at the market exchange rates ruling at the balance sheet date. Exchange differences arising on such translation are dealt with in the exchange reserve.

With effect from 1st April, 2002, with the introduction of SSAP 11 (revised), the consolidated financial statements are prepared by using the net investment method such that the balance sheets of the Company's overseas subsidiaries are translated into Hong Kong dollars at the market exchange rates ruling at the balance sheet date, while their income statements are translated at the average exchange rates for the year. Any exchange differences arising on such translation are dealt with in the exchange reserve.

There is no material impact to the financial results and the financial position of the Group by the adoption of this revised SSAP.

(r) Deferred taxation

Deferred taxation is calculated under the liability method in respect of the taxation effect arising from all timing differences which are expected with reasonable probability to crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

2. 主要會計政策(續)

(q) 外幣換算

年內,外幣交易按交易日之匯率換算為港元。以外幣結算之貨幣資產及負債均按結算日之市場匯率換算為港元。外幣換算差額撥入收益表內處理。

於過往年度,本公司海外附屬公司之財務報表按結算日市場匯率換算為港元。此等換算所產生之一切匯兑差額均列作匯兑儲備處理。

自二零零二年四月一日起,根據會計實務準則第11號(經修訂),綜合財務報表以投資淨額方法編製,據此,本公司海外附屬公司之資產負債表按結算日之市場匯率換算為港元,而收益表則按年內平均匯率換算。此等換算所產生之任何匯兑差額均入匯兑儲備處理。

採納此經修訂會計實務準則不會對本集團財務業績及財務狀況構成重大影響。

(r) 遞延税項

遞延税項就一切時差所導致而合理預計於可見將來可能實現之税務影響以負債法計算。遞延税項資產在可合理確定變現之情況下始予確認入賬。

Notes to Financial Statements
For the year ended 31st March, 2003

財務報表附註
截至二零零三年三月三十一日止年度

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(s) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(t) Cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:–

(a) the software development segment engages in development and sales of Linux based software products; and

(b) the computer products segment engages in B2B e-commerce in respect of trading of computer products.

2. 主要會計政策(續)

(s) 有關連人士

倘任何一方可直接或間接控制另一方或可在作出財務及營運決策方面對另一方行使重大影響力,或倘雙方共同受他人控制或受制於重大共同影響力,則此等人士被視為有關連人士。

(t) 現金等值項目

現金等值項目指可隨時轉換為已知數額現金之高度流通短期投資,且價值變動風險不大。

3. 分類資料

分類資料以兩種分類基準呈報:(i)按業務分類之主要分類呈報基準;及(ii)按地域分類之次要分類呈報基準。

本集團經營之業務根據其業務性質及所提供產品和服務劃分架構,並獨立管理。本集團各業務分類指提供產品及服務之策略業務單位,並與其他業務分類之風險及回報不同。業務分類詳情概述如下:

(a) 軟件開發分類,從事Linux軟件產品之開發及銷售;與

(b) 電腦產品分類,以商業對商業之電子商貿方式從事電腦配件買賣。

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

3. SEGMENT INFORMATION (Cont'd)

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

(a) Business segments

The following tables present revenue, profit/(loss) and certain assets, liabilities and expenditure information for the Group's business segments.

3. 分類資料(續)

就釐定本集團之地域分類而言，收入乃按客戶所在地劃分，資產則按資產所在地劃分。

(a) 業務分類

下表載列本集團按業務劃分之收入、溢利／(虧損)和若干資產、負債及開支資料。

		Software development 軟件開發		Computer products 電腦產品		Consolidated 綜合	
		2003 二零零三年	2002 二零零二年	2003 二零零三年	2002 二零零二年	2003 二零零三年	2002 二零零二年
		HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元
Segment revenue:–	分類收入：						
Sales to external customers	銷售予外界客戶	47,776	13,905	16,376	16,487	64,152	30,392
Segment results	分類業績	19,452	4,927	(9,065)	(2,339)	10,387	2,588
Interest income	利息收入					8	179
Unallocated income	未分配收入					414	595
Unallocated expenses	未分配開支					(3,753)	(2,181)
Profit from operations	經營溢利					7,056	1,181
Finance costs	融資成本					(20)	(122)
Share of profit/(loss) of a jointly controlled entity	應佔一間共同控制企業溢利／(虧損)	99	(625)			99	(625)
Profit before taxation	除稅前溢利					7,135	434
Taxation	稅項					-	(6)
Profit attributable to shareholders	股東應佔溢利					7,135	428

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

3. SEGMENT INFORMATION (Cont'd)

3. 分類資料(續)

(a) Business segments (Cont'd)

(a) 業務分類(續)

		Software development 軟件開發		Computer products 電腦產品		Unallocated 未分配		Consolidated 綜合	
		2003 二零零三年	2002 二零零二年	2003 二零零三年	2002 二零零二年	2003 二零零三年	2002 二零零二年	2003 二零零三年	2002 二零零二年
		HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元
Segment assets	分類資產	33,958	11,731	4,674	14,759	-	-	38,632	26,490
Interest in a jointly controlled entity	所佔一間共同控制企業權益	-	394	-	-	-	-	-	394
Unallocated assets	未分配資產	-	-	-	-	1,749	1,491	1,749	1,491
Total assets	資產總值	33,958	12,125	4,674	14,759	1,749	1,491	40,381	28,375
Segment liabilities	分類負債	7,209	629	1,123	1,255	-	-	8,332	1,884
Unallocated liabilities	未分配負債	-	-	-	-	1,574	1,153	1,574	1,153
Total liabilities	負債總值	7,209	629	1,123	1,255	1,574	1,153	9,906	3,037
Other segment information:-	其他分類資料:								
Depreciation	折舊	358	90	92	42	111	45	561	177
Amortisation	攤銷	504	84	175	-	-	-	679	84
								1,240	261
Capital expenditure	資本開支	927	548	458	317	89	282	1,474	1,147

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

3. SEGMENT INFORMATION (Cont'd)

3. 分類資料（續）

(b) Geographical segments

(b) 地域分類

The following tables present revenue, assets and expenditure information for the Group's geographical segments.

下表載列本集團按地域分類劃分之收入、資產及開支資料。

		Hong Kong 香港		Taiwan 台灣		Others 其他地區		Consolidated 綜合	
		2003 二零零三年	2002 二零零二年	2003 二零零三年	2002 二零零二年	2003 二零零三年	2002 二零零二年	2003 二零零三年	2002 二零零二年
		HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元
Segment revenue:–	分類收入：								
Sales to external customers	銷售予外界客戶	7,030	12,594	48,148	12,446	8,974	5,352	64,152	30,392
Other segment information:–	其他分類資料：								
Segment assets	分類資產	35,063	22,155	1,530	2,285	3,788	3,935	40,381	28,375
Capital expenditure	資本開支	157	625	446	148	871	374	1,474	1,147

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

4. TURNOVER AND REVENUE

4. 營業額及收入

Turnover represents the invoiced value of computer products sold and Group's Linux based software products distributed, commission income, artwork and web design services rendered, after allowances for returns and discounts and net of value-added tax.

營業額指經扣除退貨及折扣，並減去增值稅後，售出電腦產品及分銷本集團Linux軟件產品、佣金收入、提供美術及網頁設計服務收入之發票值。

An analysis of turnover and other revenue is set out below:–

營業額及其他收入分析如下：

		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Turnover:–	營業額：		
Distribution of Group's Linux based software products	分銷本集團Linux軟件產品	47,776	13,888
Sales of computer products	銷售電腦產品	16,376	16,484
Commission income from sales of computer products	銷售電腦產品所得佣金收入	–	3
Artwork and web design services income	提供美術及網頁設計服務收入	–	17
		64,152	30,392
Other revenue:–	其他收入：		
Interest income	利息收入	8	179
Other commission income	其他佣金收入	–	219
Sundry income	雜項收入	414	376
		422	774
Total revenue	收入總額	64,574	31,166

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

5. PROFIT BEFORE TAXATION

5. 除税前溢利

		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Profit before taxation is arrived at after charging/(crediting):-	除税前溢利經扣除／(計入)下列各項：		
Cost of inventories sold	已售存貨成本	15,033	16,196
Depreciation	折舊	561	177
Amortisation of product development costs	產品開發成本攤銷	679	84
Minimum operating lease payments:-	經營租賃之最低租賃款額：		
Land and buildings	土地及樓宇	3,130	1,184
Servers	伺服器	23	137
		3,153	1,321
Less: Amounts capitalised as product development costs	減：按產品開發成本撥充資本之金額	–	(194)
		3,153	1,127
Auditors' remuneration	核數師酬金	228	313
Staff costs (excluding directors' emoluments)	員工成本(不包括董事酬金)		
Salaries and other benefits	薪金及其他福利	12,608	7,245
Pension contributions	退休金供款	342	238
		12,950	7,483
Less: Amounts capitalised as product development costs	減：按產品開發成本撥充資本之金額	–	(2,957)
		12,950	4,526
Impairment loss of goodwill	商譽減損	686	–
Interests on bank borrowings wholly repayable within five years	須於五年內悉數償還之銀行借貸利息	–	122
Interest on convertible notes	可換股票據利息	20	–
Provision for inventories (Note #)	存貨撥備(附註#)	–	155
Provision for doubtful debts	呆賬撥備	11,109	–
Bad debts written off	已撇銷壞賬	560	–
Loss on disposal of fixed assets	出售固定資產虧損	288	12
Net exchange gain	匯兑收益淨額	(9)	(45)

Note #: The provision for inventories is included in cost of sales in the income statement.

附註#：存貨撥備計入收益表之銷售成本內。

Notes to Financial Statements
For the year ended 31st March, 2003

財務報表附註
截至二零零三年三月三十一日止年度

6. DIRECTORS' AND EMPLOYEES' EMOLUMENTS 6. 董事及僱員酬金

(a) Directors (a) 董事

		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Executive directors:–	執行董事：		
Fees	袍金	–	–
Other emoluments	其他酬金		
Salaries and other benefits	薪金及其他福利	1,927	2,535
Pension contributions	退休金供款	14	24
		1,941	2,559
Independent non-executive directors:–	獨立非執行董事：		
Fees	袍金	180	180
Total directors' emoluments	董事酬金總額	2,121	2,739

During the year, the newly appointed executive director did not receive any emoluments. The other three (2002: three) executive directors received emoluments of approximately HK$1,039,000 (2002: HK$1,026,000), HK$434,000 (2002: HK$1,026,000), and HK$468,000 (2002: HK$507,000) respectively. The two (2002: two) independent non-executive directors received emoluments of HK$90,000 (2002: HK$90,000) and HK$90,000 (2002: HK$90,000) respectively.

年內，新委任執行董事並無收取任何酬金。另外三名（二零零二年：三名）執行董事分別收取酬金約1,039,000港元（二零零二年：1,026,000港元）、434,000港元（二零零二年：1,026,000港元）及468,000港元（二零零二年：507,000港元）。兩名（二零零二年：兩名）獨立非執行董事則分別收取酬金90,000港元（二零零二年：90,000港元）及90,000港元（二零零二年：90,000港元）。

The emoluments of the directors were within the following bands:–

董事酬金介乎以下範圍：

		Number of directors 董事人數 2003 二零零三年	2002 二零零二年
Nil to HK$1,000,000	零至1,000,000港元	5	3
HK$1,000,001 to HK$1,500,000	1,000,001至1,500,000港元	1	2

A director who resigned during the year waived emoluments of approximately HK$257,000.

年內辭任之一名董事放棄酬金約257,000港元。

Notes to Financial Statements
For the year ended 31st March, 2003

財務報表附註
截至二零零三年三月三十一日止年度

6. DIRECTORS' AND EMPLOYEES' EMOLUMENTS (Cont'd)

6. 董事及僱員酬金(續)

(b) Five highest paid employees

(b) **五名最高薪僱員**

During the year, the five highest paid employees included three (2002: three) executive directors of the Company, details of whose emoluments are set out above. The emoluments of the remaining two (2002: two) highest paid employees were as follows:–

年內,五名最高薪僱員包括三名(二零零二年:三名)本公司執行董事,其酬金詳情載於上文。其餘兩名(二零零二年:兩名)最高薪僱員之酬金如下:

		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Salaries and other benefits	薪金及其他福利	1,079	866
Pension contributions	退休金供款	19	23
		1,098	889

The emoluments of the employees were within the following band:–

僱員酬金介乎以下範圍:

		Number of employees 僱員人數 2003 二零零三年	 2002 二零零二年
Nil to HK$1,000,000	零至1,000,000港元	2	2

No emoluments were paid by the Group to the five highest paid employees, including directors of the Company, as an inducement to join or upon joining the Group or as compensation for loss of office.

本集團並無向五名最高薪僱員(包括本公司董事)支付任何作為招攬加入或加入本集團之獎勵或離職補償之酬金。

Notes to Financial Statements
For the year ended 31st March, 2003

財務報表附註
截至二零零三年三月三十一日止年度

7. PENSION SCHEME

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all of those employees who are eligible to participate in the scheme. The MPF Scheme has operated since 1st December, 2000. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

The employees of the Company's subsidiaries which operate in the PRC are required to participate in a central pension scheme operated by the local municipal government. The PRC subsidiaries are required to contribute a percentage of its payroll costs to the central pension scheme. The central pension scheme is responsible for the entire pension obligations payable to all retired employees and the Group has no further obligations for the pension payments on post-retirement benefits beyond the annual contributions.

During the year, the Group made pension contributions of HK$356,000 (2002: HK$262,000).

7. 退休金計劃

本集團根據強制性公積金計劃條例，為其所有合資格參與計劃之僱員提供定額強制性公積金退休福利計劃（「強積金計劃」）。強積金計劃自二零零零年十二月一日起生效。本集團按僱員基本薪金百分比作出供款，於須根據強積金計劃規則作出供款時在收益表內扣除。強積金計劃之資產存於獨立管理基金，與本集團資產分開持有。本集團就強積金計劃作出之僱主供款全數歸僱員所有。

於中國經營之本公司附屬公司僱員須參與由當地市政府運作之中央退休計劃。該等中國附屬公司須按薪金百分比向中央退休計劃作出供款。中央退休金計劃須支付全體已退休僱員之所有退休金。本集團毋須就年度供款以外之退休後福利負責。

年內，本集團作出退休金供款356,000港元（二零零二年：262,000港元）。

8. TAXATION

8. 稅項

		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
The Group	本集團		
Hong Kong profits tax	香港利得稅	–	–
Elsewhere	其他地區	–	6
		–	6

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

8. TAXATION (Cont'd)

No provision for profits tax has been made as the Group has no assessable profits for the year.

Taxes on profits assessable elsewhere in previous year have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

No provision for deferred taxation has been made as the Group did not have any significant unprovided deferred tax in respect of the year.

The components of the unprovided deferred tax asset/(liability) are as follows:–

8. 税項(續)

由於本集團於本年度並無應課税溢利，故並無就利得税作出撥備。

其他地區往年的應繳利得税乃按本集團業務所在國家之現行税率根據現行立法、詮釋及慣例計算。

鑑於本集團於有關年度並無任何重大未撥備遞延税項，故並無就遞延税項作出撥備。

未撥備遞延税項資產／(負債)包括以下項目：

		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Accelerated depreciation allowances	加速折舊免税額	(22)	(43)
Unutilised tax losses	未動用税項虧損	4,496	1,630
Net deferred tax asset	遞延税項資產淨值	4,474	1,587

Net deferred tax asset has not been recognised owing to uncertainty regarding the Group's future operating results.

由於本集團日後經營業績存在不明朗因素，故並無確認遞延税項資產淨值。

9. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Of the Group's profit attributable to shareholders, a loss of HK$4,312,000 (2002: HK$1,836,000) has been dealt with in the financial statements of the Company.

9. 股東應佔溢利

在股東應佔本集團溢利中，4,312,000港元(二零零二年：1,836,000港元)虧損於本公司財務報表內處理。

10. DIVIDEND

No dividend has been paid or declared by the Company during the year.

10. 股息

本公司於本年度未曾派發或宣派任何股息。

Notes to Financial Statements
For the year ended 31st March, 2003

財務報表附註
截至二零零三年三月三十一日止年度

11. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the year is based on the following data:–

11. 每股盈利

於本年度，每股基本及攤薄盈利乃根據以下數據計算：

		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Earnings for the purpose of calculating basic earnings per share	計算每股基本盈利的盈利	7,135	428
Effect of dilutive potential ordinary shares:–	潛在攤薄普通股的影響：		
Interest on convertible notes	可換股票據利息	20	–
Earnings for the purpose of calculating diluted earnings per share	計算每股攤薄盈利的盈利	7,155	428

		2003 二零零三年 No. of shares 股數	2002 二零零二年 No. of shares 股數
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	計算每股基本盈利的普通股加權平均股數	1,649,251,000	1,571,158,000
Effects of dilutive potential ordinary shares:–	潛在攤薄普通股的影響：		
Share options	購股權	–	6,342,000
Convertible notes	可換股票據	20,274,000	–
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	計算每股攤薄盈利的普通股加權平均股數	1,669,525,000	1,577,500,000

The share options have no dilutive effect for the year because the exercise price of the Company's share options was higher than the average market price of the shares during the year.

於本年度，購股權並無攤薄影響，因為本公司購股權的行使價高於本年度股份平均市價。

Notes to Financial Statements
For the year ended 31st March, 2003

財務報表附註
截至二零零三年三月三十一日止年度

12. FIXED ASSETS
12. 固定資產

	Computer equipment 電腦設備 HK$'000 千港元	Office equipment 辦公室設備 HK$'000 千港元	Furniture and fixtures 傢俬及裝置 HK$'000 千港元	Total 總計 HK$'000 千港元
(i) The Group (i) 本集團				
Cost:– 成本：				
At 1st April, 2002 於二零零二年四月一日	656	366	329	1,351
Arising on acquisition of a subsidiary 因收購一間附屬公司而產生	–	55	–	55
Additions 添置	575	446	398	1,419
Disposals 出售	(132)	(11)	(378)	(521)
At 31st March, 2003 於二零零三年三月三十一日	**1,099**	**856**	**349**	**2,304**
Aggregate depreciation:– 累計折舊：				
At 1st April, 2002 於二零零二年四月一日	160	46	41	247
Arising on acquisition of a subsidiary 因收購一間附屬公司而產生	–	21	–	21
Charge for the year 本年度折舊	329	144	88	561
Written back on disposals 出售撥回	(55)	(2)	(71)	(128)
At 31st March, 2003 於二零零三年三月三十一日	**434**	**209**	**58**	**701**
Net book value:– 賬面淨值：				
At 31st March, 2003 於二零零三年三月三十一日	**665**	**647**	**291**	**1,603**
At 31st March, 2002 於二零零二年三月三十一日	496	320	288	1,104

Notes to Financial Statements
For the year ended 31st March, 2003

財務報表附註
截至二零零三年三月三十一日止年度

12. FIXED ASSETS (Cont'd)

12. 固定資產（續）

(ii) The Company (ii) 本公司

		Computer equipment 電腦設備 HK$'000 千港元	Office equipment 辦公室設備 HK$'000 千港元	Furniture and fixtures 傢俬及裝置 HK$'000 千港元	Total 總計 HK$'000 千港元
Cost:-	成本：				
At 1st April, 2002	於二零零二年四月一日	117	19	148	284
Additions	添置	29	3	57	89
Disposals	出售	(11)	–	(148)	(159)
At 31st March, 2003	**於二零零三年三月三十一日**	135	22	57	214
Aggregate depreciation:-	累計折舊：				
At 1st April, 2002	於二零零二年四月一日	16	3	15	34
Charge for the year	本年度折舊	42	6	22	70
Written back on disposals	出售撥回	(2)	–	(30)	(32)
At 31st March, 2003	**於二零零三年三月三十一日**	56	9	7	72
Net book value:-	賬面淨值：				
At 31st March, 2003	**於二零零三年三月三十一日**	79	13	50	142
At 31st March, 2002	於二零零二年三月三十一日	101	16	133	250

Notes to Financial Statements
For the year ended 31st March, 2003

財務報表附註
截至二零零三年三月三十一日止年度

13. INTERESTS IN SUBSIDIARIES
13. 所佔附屬公司之權益

		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Unlisted shares, at cost	非上市股份，按成本	21	21
Amounts due from subsidiaries	應收附屬公司款項	31,361	33,596
		31,382	33,617

The amounts are interest-free, unsecured and have no fixed terms of repayment.

有關款項乃免息、無抵押及並無特定還款期。

The details of the subsidiaries are as follows:–

附屬公司之詳情如下：

Name 名稱	Place of incorporation/ registration and operations 註冊成立／註冊及營業地點	Nominal value of issued ordinary shares/ registered capital 已發行普通股／註冊資本面值	Percentage of equity attributable to the Company 本公司應佔股權百分比 Directly 直接	 Indirectly 間接	Principal activities 主要業務
Thiz Technology Group (BVI) Holdings Limited ("Thiz BVI")	British Virgin Islands 英屬處女群島	US$100 100美元	100	–	Investment holding 投資控股
THIZLINUX INC.	British Virgin Islands 英屬處女群島	US$1 1美元	–	100	Investment holding 投資控股
THIZBIZ INC.	British Virgin Islands 英屬處女群島	US$1 1美元	–	100	Investment holding 投資控股
Thiz.Com Inc.	British Virgin Islands 英屬處女群島	US$200,000 200,000美元	–	100	Investment holding 投資控股
Thiz.Com (Hong Kong) Limited	Hong Kong 香港	HK$10,000 10,000港元	–	100	Investment holding and provision of management services 投資控股及提供管理服務

Notes to Financial Statements
For the year ended 31st March, 2003

財務報表附註
截至二零零三年三月三十一日止年度

13. INTERESTS IN SUBSIDIARIES (Cont'd)

13. 所佔附屬公司之權益(續)

Name 名稱	Place of incorporation/ registration and operations 註冊成立/註冊及營業地點	Nominal value of issued ordinary shares/ registered capital 已發行普通股/註冊資本面值	Percentage of equity attributable to the Company 本公司應佔股權百分比 Directly 直接	Indirectly 間接	Principal activities 主要業務
PC Media, Inc.	United States of America 美國	US$50,000 Common stock 50,000美元普通股	–	100	Dormant 暫無業務
Thiz Design Group Limited	Hong Kong 香港	HK$10,000 10,000港元	–	100	Provision of management services 提供管理服務
Thizlinux Laboratory Limited 即時系統科研有限公司	Hong Kong 香港	HK$10,000 10,000港元	–	100	Development and sales of Linux based software products 開發及銷售Linux軟件產品
Thizbiz Global Trade Limited 即時貿易網有限公司	Hong Kong 香港	HK$10,000 10,000港元	–	100	B2B e-commerce 商業對商業之電子商貿
Thiz Electronics Company Limited 即時電子科技有限公司	Hong Kong 香港	HK$10,000 10,000港元	–	100	Provision of management services 提供管理服務
The Investment Exchange Limited 投資交易所有限公司	Hong Kong 香港	HK$10,000 10,000港元	–	100	Dormant 暫無業務
The Recruitment Database Limited 精英站有限公司	Hong Kong 香港	HK$10,000 10,000港元	–	100	Dormant 暫無業務
Thiz.Com (China) Limited	British Virgin Islands 英屬處女群島	US$1 1美元	–	100	Dormant 暫無業務
Thiz Grandmass ERP Systems Limited 即時盛創企業系統有限公司	Hong Kong 香港	HK$100,000 100,000港元	–	100	Dormant 暫無業務

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

13. INTERESTS IN SUBSIDIARIES (Cont'd)

13. 所佔附屬公司之權益(續)

Name 名稱	Place of incorporation/ registration and operations 註冊成立／註冊及營業地點	Nominal value of issued ordinary shares/ registered capital 已發行普通股／註冊資本面值	Percentage of equity attributable to the Company 本公司應佔股權百分比		Principal activities 主要業務
			Directly 直接	Indirectly 間接	
英屬維京群島商即時利尼克斯有限公司臺灣分公司*	Taiwan 台灣	NT$1,700,000 1,700,000新台幣	–	100	Sales of Linux based software products and computer products 銷售Linux軟件產品及電腦產品
Beijing ThizLinux Software Co, Limited 北京即時利尼克斯軟件有限公司	People's Republic of China 中國	US$250,000 250,000美元	–	100	Not yet commenced business 尚未開業
ThizLinux Software (Shenzhen) Company Limited 即時軟件(深圳)有限公司	People's Republic of China 中國	US$250,000 250,000美元	–	100	Development and sales of Linux based software products 開發及銷售Linux軟件產品
Beijing Thiz Junye Software Co, Ltd. 北京即時俊業軟件有限公司	People's Republic of China 中國	US$150,000 150,000美元	–	100	Not yet commenced business 尚未開業

* Not audited by PKF, Hong Kong

* 並非由香港梁學濂會計師事務所核數

Notes to Financial Statements 財務報表附註

For the year ended 31st March, 2003 截至二零零三年三月三十一日止年度

14. INTEREST IN A JOINTLY CONTROLLED ENTITY 14. 所佔一間共同控制企業權益

		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Share of net liabilities	應佔負債淨額	–	(735)
Loan to a jointly controlled entity	貸款予一間共同控制企業	–	1,129
		–	394

During the year, the Group acquired an additional 50% interest in Thiz Grandmass ERP Systems Limited ("Thiz ERP"). Thiz ERP became a wholly owned subsidiary of the Company.

年內，本集團額外購入即時盛創企業系統有限公司(「即時盛創」)50%權益。即時盛創成為本公司全資附屬公司。

15. PRODUCT DEVELOPMENT COSTS 15. 產品開發成本

		HK$'000 千港元
Cost:–	成本：	
At 1.4.2002 and 31.3.2003	於二零零二年四月一日及二零零三年三月三十一日	3,396
Aggregate amortisation:–	累計攤銷：	
At 1.4.2002	於二零零二年四月一日	84
Charge for the year	本年度攤銷	679
At 31.3.2003	於二零零三年三月三十一日	763
Net book value:–	賬面淨值：	
At 31.3.2003	於二零零三年三月三十一日	2,633
At 31.3.2002	於二零零二年三月三十一日	3,312

Notes to Financial Statements 財務報表附註

For the year ended 31st March, 2003 截至二零零三年三月三十一日止年度

16. GOODWILL 16. 商譽

		HK$'000 千港元
Cost:–	成本：	
Addition and at 31.3.2003	增額及於二零零三年三月三十一日	686
Aggregate impairment:–	減損總額：	
Charge for the year and at 31.3.2003	本年度減損及於二零零三年三月三十一日	(686)
Net book value:–	賬面淨值：	
At 31.3.2003	於二零零三年三月三十一日	–

17. INVENTORIES 17. 存貨

		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Linux based software products package	Linux軟件產品套裝	302	17

18. TRADE RECEIVABLES 18. 應收賬項

The Group's trading terms with its customers are mainly on a cash-on-delivery basis, except for major customers, where an average credit period of 30 days is normally given.

本集團與客戶之交易條款主要為貨到付款，主要客戶則一般給予平均30日之信貸期。

The following is an aged analysis of trade receivables (net of provision) at the balance sheet date:–

於結算日之應收賬項（扣除撥備）之賬齡分析如下：

		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
0-30 days	0至30日	3,902	5,220
31-60 days	31至60日	3,928	46
61-90 days	61至90日	3,904	5
91-180 days	91至180日	11,509	20
181-360 days	181至360日	8,044	–
		31,287	5,291

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

19. AMOUNT DUE FROM A RELATED COMPANY

The amount is interest-free, unsecured and repayable on demand.

19. 應收一間有關連公司款項

有關款項乃免息、無抵押及需按要求償還。

20. CASH AND BANK BALANCES

At 31st March, 2003, included in the Group's cash and bank balances were amounts of approximately HK$238,000 (2002: HK$2,000) denominated in Renminbi ("RMB") and kept in the PRC. RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

20. 現金及銀行結存

於二零零三年三月三十一日，本集團之現金及銀行結存中約238,000港元（二零零二年：2,000港元）以人民幣（「人民幣」）結算，並存放於中國。人民幣不可自由兌換其他貨幣，然而，根據中國外匯管理規定之結匯、售匯及付匯管理規定，本集團可透過獲授權進行外匯業務之銀行兌換人民幣為其他貨幣。

21. TRADE PAYABLES

The following is an aged analysis of trade payables at the balance sheet date:–

21. 應付賬項

於結算日之應付賬項之賬齡分析如下：

		2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
0-30 days	0至30日	16	899
31-60 days	31至60日	524	7
		540	906

22. AMOUNTS DUE TO DIRECTORS

The amounts are interest-free, unsecured and repayable on demand.

22. 應付董事款項

有關款項乃免息、無抵押及需按要求償還。

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

23. SHARE CAPITAL

23. 股本

		Number of shares 股份數目	HK$'000 千港元
Authorised:-	法定：		
Ordinary shares of HK$0.01 each At 1.4.2002 and 31.3.2003	每股面值0.01港元之普通股 於二零零二年四月一日及二零零三年三月三十一日	5,000,000,000	50,000
Issued and fully paid:-	已發行及繳足：		
Ordinary shares of HK$0.01 each At 1.4.2002	每股面值0.01港元之普通股 於二零零二年四月一日	1,654,500,000	16,545
Repurchase of shares (Note a)	購回股份（附註a）	(8,440,000)	(84)
At 31.3.2003	**於二零零三年三月三十一日**	**1,646,060,000**	**16,461**

Note a: The shares repurchased were cancelled during the year and the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase of the shares of HK$1,915,000 has been charged to the share premium account. An amount equivalent to the nominal value of the shares cancelled has been transferred from the profit and loss account of the Company to the capital redemption reserve.

附註a: 購回股份已於年內註銷，本公司之已發行股本則按有關面值削減。購回股份之應付溢價1,915,000港元已於股份溢價賬扣除。相等於已註銷股份面值的金額由本公司之損益賬轉撥至資本贖回儲備。

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

24. EQUITY COMPENSATION BENEFITS

The Company adopted a share option scheme (the "Scheme") pursuant to a resolution passed on 6th July, 2001, for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include any full-time executive director or employee of a company within the Group. The Scheme shall remain in force for 10 years from 6th July, 2001 during which the directors may make offer to grant share options to eligible participants.

Pursuant to the terms of the Scheme as amended in accordance with Chapter 23 of the Rules Governing the Listing of Securities on the GEM (the "GEM Listing Rules"), the maximum number of the Company's shares which can be granted under the Scheme and any other schemes must not exceed 10% of the Company's shares in issue at the date of approval and the maximum number of the Company's shares which can be granted to each participant must not in any 12-month period exceed 1% of the Company's shares in issue with effect from 1st October, 2001.

The consideration for the grant of an option is HK$1 each. An option may be exercised at any time during a period as determined by the directors which shall not be less than three years and not more than ten years from the date of acceptance of options offered under the Scheme by the grantee.

24. 股本補償福利

本公司根據於二零零一年七月六日通過之決議案採納購股權計劃(「計劃」),計劃旨在向該等對本集團業務成就有貢獻的合資格參與人士作出獎勵及獎賞。計劃之合資格參與人士包括本集團旗下公司任何全職執行董事或僱員。計劃由二零零一年七月六日起生效,為期十年,董事可於該期間向合資格參與人士授予購股權。

根據計劃條款(經創業板證券上市規則(「創業板上市規則」)第23章修訂),根據計劃及任何其他計劃授出之本公司股份數目不得超過於批准日期本公司已發行股份10%,而於任何12個月期間可授予每名參與人士之本公司股份數目最多不得超過本公司已發行股份1%,並自二零零一年十月一日起生效。

每份授出之購股權代價為1港元,而購股權可於董事釐定之期間隨時行使,惟該期間指由承授人接納根據計劃提呈之購股權日期起計,不少於三年而又不超過十年。

(i) Movements in share options

(i) 購股權變動

		Number of options 購股權數目 2003 二零零三年	2002 二零零二年
At beginning of year	年初	39,640,000	–
Granted	已授出	–	39,640,000
Lapsed	已失效	(21,460,000)	–
At 31st March	於三月三十一日	18,180,000	39,640,000
Options vested at 31st March	於三月三十一日授出之購股權	18,180,000	39,640,000

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

24. EQUITY COMPENSATION BENEFITS (Cont'd)

24. 股本補償福利(續)

(ii) Terms of unexpired and unexercised share options at balance sheet date

(ii) 於結算日尚未屆滿及尚未行使之購股權條款

Date of grant 授出日期	Exercise price per share 每股行使價 HK$ 港元	Exercise period 行使期間	Number of options 購股權數目 2003 二零零三年	 2002 二零零二年
21st November, 2001 二零零一年十一月二十一日	0.315	30th June, 2002 to 29th June, 2012 二零零二年六月三十日至二零一二年六月二十九日	18,180,000	39,640,000

(iii) Details of share options granted during the year, all of which were granted for a consideration of HK$1 per grant

(iii) 年內授出之購股權詳情，全部均按每份購股權1港元之代價授出

Date of grant 授出日期	Exercise price per share 每股行使價 HK$ 港元	Exercise period 行使期間	Number of options 購股權數目 2003 二零零三年	 2002 二零零二年
21st November, 2001 二零零一年十一月二十一日	0.315	30th June, 2002 to 29th June, 2012 二零零二年六月三十日至二零一二年六月二十九日	–	39,640,000

Notes to Financial Statements
For the year ended 31st March, 2003

財務報表附註
截至二零零三年三月三十一日止年度

24. EQUITY COMPENSATION BENEFITS (Cont'd)

24. 股本補償福利(續)

(iv) Details of share options lapsed during the year

(iv) 年內失效之購股權詳情

Date of grant 授出日期	Exercise price per share 每股行使價 HK$ 港元	Exercise period 行使期間	Number of options 購股權數目 2003 二零零三年	2002 二零零二年
21st November, 2001 二零零一年十一月二十一日	0.315	30th June, 2002 to 29th June, 2012 二零零二年六月三十日至二零一二年六月二十九日	21,460,000	-

(v) Details of share options exercised during the year

No options were exercised during the year ended 31st March, 2003 (2002: Nil).

(v) 年內行使之購股權詳情

截至二零零三年三月三十一日止年度,並無任何購股權獲行使(二零零二年:零)。

Note: The above information has been adjusted for the subdivision of the Company's shares on 23rd January, 2002.

附註: 上述資料因本公司股份於二零零二年一月二十三日拆細而有所調整。

Each option gives the holder the right to subscribe for one share of the Company. Share options do not confer rights on the holders to dividends or to vote at shareholders' meeting.

每份購股權賦予持有人權利認購本公司一股股份。購股權並無賦予持有人權利獲取股息或於股東大會投票。

At 31st March, 2003, the exercise in full of the outstanding share options granted under the Scheme will result in the issue of an additional 18,180,000 shares of HK$0.01 each with corresponding proceeds of approximately HK$5,727,000.

於二零零三年三月三十一日,倘根據計劃授出之尚未行使購股權獲悉數行使,將導致額外發行18,180,000股每股面值0.01港元之股份,相應所得款額約5,727,000港元。

25. RESERVES

25. 儲備

(i) The Group

The special reserve of the Group represents the difference between the nominal value of shares of the Company and the nominal value of the shares of the subsidiaries acquired pursuant to the reorganisation to rationalise the structure of the Group in preparation for the listing of the Company's shares on GEM (the "Reorganisation").

(i) 本集團

本集團之特別儲備指本公司股份面值與就籌備本公司股份於創業板上市根據重組整頓本集團架構(「重組」)所收購附屬公司股份面值之差額。

Notes to Financial Statements
For the year ended 31st March, 2003

財務報表附註
截至二零零三年三月三十一日止年度

25. RESERVES (Cont'd)

25. 儲備(續)

(ii) The Company

(ii) 本公司

		Note 附註	Share premium 股份溢價 HK$'000 千港元	Capital redemption reserve 資本贖回儲備 HK'000 千港元	Accumulated losses 累計虧損 HK$'000 千港元	Total 總計 HK$'000 千港元
Capitalisation of loans from shareholders	股東貸款撥充資本	(a)	9,916	–	–	9,916
Premium arising on placing	配售股份產生之溢價	(b)	28,340	–	–	28,340
Share issue expenses	股份發行開支		(4,766)	–	–	(4,766)
Capitalisation issue	資本化發行	(b)	(13,917)	–	–	(13,917)
Loss for the period	期內虧損		–	–	(1,836)	(1,836)
At 31.3.2002 and 1.4.2002	於二零零二年三月三十一日及二零零二年四月一日		19,573	–	(1,836)	17,737
Repurchase of shares	購回股份	(c)	(1,915)	84	(84)	(1,915)
Loss for the year	本年度虧損		–	–	(4,312)	(4,312)
At 31.3.2003	於二零零三年三月三十一日		17,658	84	(6,232)	11,510

The Company had distributable reserves of approximately HK$11,426,000 at 31st March, 2003. Under the Companies Law (Cap. 22 Law 3 of 1961, as consolidated and revised) of the Cayman Islands, the share premium is distributable to the shareholders of the Company, provided that immediately following the date on which the dividends is proposed to be distributed, the Company will be in a position to pay off its debts as they fall due in the ordinary course of business.

於二零零三年三月三十一日,本公司有可供分派儲備約11,426,000港元。根據開曼群島公司法(一九六一年第3號法例第22章,經綜合及修訂),除非緊隨建議分派股息日期後,本公司能夠償還日常業務中到期之債務,否則股份溢價不得分派予本公司股東。

Notes to Financial Statements

For the year ended 31st March, 2003

25. RESERVES (Cont'd)

(ii) The Company (Cont'd)

Note:–

(a) On 5th July, 2001, pursuant to the Reorganisation, the then shareholders of Thiz BVI, the previous holding company of the Group, transferred the entire share capital in Thiz BVI to the Company, in consideration and in exchange for which the Company allotted and issued at par, credited as fully paid, 209,519 shares of HK$0.10 each to the then shareholders.

On the same date, an aggregate of 69,380 shares of HK$0.10 each were allotted and issued as consideration for the acquisition of the benefits of loans due to Mr. Li Sze Tang and Mr. Wong Hoi Wong of approximately HK$9,923,000 in aggregate from Thiz BVI resulting in a credit to the share premium account of the Company amounted to HK$9,916,000.

(b) Pursuant to written resolutions passed by the then shareholders of the Company on 6th July, 2001:–

(i) On 26th July, 2001, 26,000,000 new shares of HK$0.10 each were issued by way of placing at a premium of HK$1.09 per share for cash (the "Placing"). The excess of the issue price over the par value of the shares issued upon the Placing totaling HK$28,340,000 was credited to the share premium account of the Company.

(ii) On 26th July, 2001, immediately after the Placing, 139,171,100 shares of HK$0.10 each were allotted and issued at par, credited as fully paid, to the shareholders in proportion to their respective shareholdings on the register of the members of the Company at the close of business on 6th July, 2001 by way of the capitalisation of the share premium available.

財務報表附註

截至二零零三年三月三十一日止年度

25. 儲備(續)

(ii) 本公司(續)

附註:

(a) 二零零一年七月五日,根據重組,本集團前控股公司Thiz BVI當時的股東將Thiz BVI的股本全數轉讓予本公司,以作為換取本公司按面值向當時股東配發及發行209,519股每股面值0.10港元入賬列作繳足股份之代價。

同日,每股配發及發行合共69,380股每股面值0.10港元的股份,作為向Thiz BVI收購應付利仕騰先生及王凱煌先生合共約9,923,000港元貸款之利益的代價,本公司股份溢價賬因而產生進賬9,916,000港元。

(b) 根據於二零零一年七月六日由本公司當時股東通過的書面決議案:

(i) 二零零一年七月二十六日,26,000,000股每股0.10港元的新股份,按溢價每股1.09港元以配售方式發行,以換取現金(「配售」)。股份發行價超出配售時所發行股份面值之差額合共28,340,000港元,計入本公司股份溢價賬。

(ii) 二零零一年七月二十六日,緊接配售後,透過將股份溢價撥充資本方式,139,171,100股每股面值0.10港元的股份以列作繳足方式,根據二零零一年七月六日營業時間結束時本公司股東名冊所載之各股東權益百分比,按面值配發及發行予股東。

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

25. RESERVES (Cont'd)

(ii) The Company (Cont'd)

Note:– (Cont'd)

(c) During the year, the Company repurchased its own shares on The Stock Exchange of Hong Kong Limited. The shares repurchased were cancelled during the year and the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase of the shares of HK$1,915,000 has been charged to the share premium account. An amount equivalent to the nominal value of the shares cancelled has been transferred from the profit and loss account of the Company to the capital redemption reserve.

25. 儲備（續）

(ii) 本公司（續）

附註：（續）

(c) 於本年度，本公司於香港聯合交易所有限公司購回其股份。於本年度購回的股份已註銷，而本公司的已發行股本亦因有關股份面值減少。購回股份應付溢價1,915,000港元計入股份溢價賬。相等於所註銷股份面值的款額則由本公司的損益賬轉撥資本贖回儲備內。

26. CONVERTIBLE NOTES

The convertible notes of HK$4,000,000 are unlisted and bear interest at rate of 2.5% per annum with maturity on 16th January, 2006. The interest is payable on maturity date or within 14 business days after conversion of the notes. The notes are convertible into new shares of the Company at an initial conversion price of HK$0.04 per share (subject to adjustments) during the period from 17th January, 2003 to 16th January, 2006 in amounts of not less than HK$500,000 on each conversion. No early redemption by the Company or the noteholders is allowed prior to the maturity date.

Fully particulars of the convertible notes are set out in the announcement dated 17th January, 2003.

26. 可換股票據

面值4,000,000港元之可換股票據並無上市，年息率為2.5厘，於二零零六年一月十六日到期。利息須於到期日或兌換可換股票據後14個營業日內支付。票據可按每股0.04港元（可予調整）之初步兌換價於二零零三年一月十七日至二零零六年一月十六日期間兌換為本公司之新股份，而每次兌換之金額不低於500,000港元。於到期日前，本公司或票據持有人不得提早贖回。

有關可換股票據之詳情載於本公司於二零零三年一月十七日之公佈。

Notes to Financial Statements
For the year ended 31st March, 2003

財務報表附註
截至二零零三年三月三十一日止年度

27. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

27. 綜合現金流量表附註

Acquisition of a subsidiary
收購一間附屬公司

		HK$'000 千港元
Net assets acquired:	購入之資產淨值：	
Fixed assets	固定資產	34
Cash and bank balances	現金及銀行結存	2
Other payables and accruals	其他應付款項及應計款項	(9)
Loans from shareholders	股東貸款	(1,299)
Net identifiable assets and liabilities	可識別資產及負債淨額	(1,272)
Positive goodwill arising on consideration	代價產生之正商譽	686
		(586)
Satisfied by:	付款方式：	
Cash consideration	現金代價	50
Interest in a jointly controlled entity	所佔一間共同控制企業權益	(636)
		(586)

The subsidiary acquired during the year was previously a jointly controlled entity of the Group.

年內購入之附屬公司之前為本集團之共同控制企業。

Analysis of net cash outflow of cash and cash equivalents in respect of acquisition of the subsidiary:–

收購附屬公司之現金及現金等值項目現金流出淨額分析：

		HK$'000 千港元
Cash consideration	現金代價	50
Cash and bank balances acquired	購入之現金及銀行結存	(2)
Net cash outflow of cash and cash equivalents	現金及現金等值項目之現金流出淨額	48

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

28. MAJOR NON-CASH TRANSACTIONS

In previous year, the major non-cash transactions of the Group consisted of the acquisition of Thiz BVI and the capitalisation of the loans from shareholders pursuant to the Reorganisation.

28. 主要非現金交易

去年，本集團之主要非現金交易包括根據重組收購Thiz BVI及股東貸款撥充資本。

29. OPERATING LEASES ARRANGEMENT

As at 31st March, 2003, the Group and the Company had outstanding commitments under non-cancellable operating leases in respect of land and buildings, which fall due as follows:–

29. 經營租賃安排

於二零零三年三月三十一日，本集團及本公司就土地及樓宇之不可撤銷經營租約有尚未履行承擔，到期日如下：

		Group 本集團		Company 本公司	
		2003 二零零三年	2002 二零零二年	2003 二零零三年	2002 二零零二年
		HK$'000 千港元	HK$'000 千港元	**HK$'000 千港元**	HK$'000 千港元
Within one year	一年內	**1,579**	1,455	**360**	634
In the second to fifth years inclusive	第二至第五年（包括首尾兩年）	**632**	1,299	**150**	–
		2,211	2,754	**510**	634

Operating lease payments represent rentals payable by the Group and the Company for their office premises. Leases are negotiated for an average term of two to three years with fixed monthly rentals.

經營租賃款項指本集團及本公司就其辦公室物業應付之租金。租約平均為期二至三年，每月支付固定租金。

30. CONTINGENT LIABILITIES

As at 31st March, 2003, the Group and the Company had no material contingent liabilities (2002: Nil).

30. 或然負債

於二零零三年三月三十一日，本集團及本公司並無重大或然負債（二零零二年：零）。

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

31. CAPITAL COMMITMENTS

On 28th March, 2002, a joint venture agreement was entered into by the Company, Eaglemax International Investment Limited ("EIIL"), a company wholly owned by Mr. Wong Hoi Wong, and Beijing Normal University ("BNU") in relation to the formation of a sino-foreign equity joint venture, JingShi Thizlinux Laboratory Stock Company (the "Joint Venture"). Pursuant to the joint venture agreement, the Company, EIIL and BNU are committed to contribute RMB15,000,000, RMB15,000,000 and RMB20,000,000 respectively for their respective interests of 30%, 30% and 40% in the Joint Venture. However, there is no payment schedule specified in the joint venture agreement.

On 3rd June, 2002, the Company, EIIL and BNU entered into a joint venture supplemental agreement whereby the three parties agreed to set up/develop the 100 JingShi Thizlinux Internet Course Programs (the "Programs"). Under the joint venture supplemental agreement, each of the Company and EIIL is committed to investing RMB10,000,000 for the development of the Programs whereas BNU is not required to invest capital but will be responsible for the development, design of the courses and the provision of course contents. There is no investment schedule specified in the supplemental agreement.

At 31st March, 2003, the Group and the Company had capital commitments contracted for but not provided for in relation to the formation of the Joint Venture amounted to RMB15,000,000 (2002: Nil) and the development of the Programs amounted to RMB10,000,000 (2002: Nil) in the PRC.

Full details are set out in the announcement dated 3rd June, 2002.

31. 資本承擔

於二零零二年三月二十八日，本公司、王凱煌先生全資擁有之Eaglemax International Investment Limited（「EIIL」）與北京師範大學（「BNU」），就成立中外合資企業－京師即時科研股份有限公司（「合營企業」）訂立合營企業協議。根據合營企業協議，本公司、EIIL及BNU承諾就其各自於合營企業所佔權益30%、30%及40%分別注資人民幣15,000,000元、人民幣15,000,000元及人民幣20,000,000元。然而，合營企業協議並無訂明付款時間表。

於二零零二年六月三日，本公司、EIIL及BNU訂立合營企業補充協議。據此，訂約三方同意設立／開發100京師即時系列網絡課程（「該等課程」）。根據合營企業補充協議，本公司及EIIL承諾，各自投資人民幣10,000,000元開發該等課程，而BNU則毋須出資，惟須負責開發及設計課程並提供課程內容。補充協議並無指定投資時間表。

於二零零三年三月三十一日，本集團及本公司就組成合營企業及開發該等課程而分別有已訂約但未作撥備之資本承擔人民幣15,000,000元（二零零二年：零）及人民幣10,000,000元（二零零二年：零）。

進一步詳情載於日期為二零零二年六月三日之公佈內。

Notes to Financial Statements

For the year ended 31st March, 2003

財務報表附註

截至二零零三年三月三十一日止年度

32. CONNECTED AND RELATED PARTY TRANSACTIONS

Apart from the transactions as disclosed in notes 19, 22 and 31 to the financial statements, the Group had the following material transactions with its related parties during the year:–

32. 有關連人士交易

除財務報表附註19、22及31所披露交易外，本集團於年內與其有關連人士訂立下列重大交易：

		Note 附註	2003 二零零三年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元
Professional fees paid to First Asia Finance Group Limited ("FAFGL")	支付第一亞洲金融集團有限公司（「第一亞洲金融集團」）之專業費用	(i)	402	–
Rentals paid on office premises sub-let from Dragon System Development Limited ("DSDL")	支付龍毅發展有限公司（「龍毅發展」）分租之寫字樓物業租金	(ii)	29	123
Rentals paid on office premises sub-let from FAFGL	支付第一亞洲金融集團分租之寫字樓物業租金	(iii)	–	172
Office rentals paid to Mr. Wong Hoi Wong	向王凱煌先生支付寫字樓租金	(iv)	–	30
Disposal of fixed assets to Mr. Wong Hoi Wong	向王凱煌先生出售固定資產	(v)	–	202
Acquisition of fixed assets from FAFGL	向第一亞洲金融集團收購固定資產	(v)	–	107
Purchases of computers and accessories from DSDL	向龍毅發展購置電腦及配件	(vi)	–	276

Notes to Financial Statements
For the year ended 31st March, 2003

財務報表附註
截至二零零三年三月三十一日止年度

32. CONNECTED AND RELATED PARTY TRANSACTIONS (Cont'd)

Note:

(i) Professional fees were paid for the financial services based on the services provided in relation to the formation of the Joint Venture in the PRC and the establishment of Level 1 ADR program for the Company. Mr. Li Sze Tang is a director and substantial shareholder of FAFGL.

(ii) The rentals paid were based on the then prevailing market rent. Mr. Wong Hoi Wong is a shareholder and director of the ultimate holding company of DSDL. Mr. Li Sze Tang is a shareholder and director of a company which is one of the shareholders of DSDL.

(iii) One of the office premises previously occupied by the Group was sub-let from FAFGL. The rentals paid by the Group were identical to the rentals paid by FAFGL as the head tenant to the landlord, as the office premises were wholly occupied by the Group.

(iv) The rentals paid were based on the then prevailing market rent. On 9th April, 2001, Mr. Wong Hoi Wong assigned the property previously occupied by the Group to an independent third party who had agreed to observe the terms and conditions of the original tenancy agreement between Mr. Wong Hoi Wong and the Group.

(v) The transactions were entered into by reference to the book carrying values of fixed assets.

(vi) The transactions were carried out on normal commercial terms.

The transactions set out in (i) to (vi) above and the entering into the joint venture agreement and the supplemental agreement as detailed in note 31 to the financial statements constituted connected transactions under the GEM Listing Rules. The directors have reviewed the transactions and are of the opinion that these transactions were carried out in the normal course of business of the Group and on normal commercial terms.

32. 有關連人士交易（續）

附註：

(i) 專業費用乃按於中國組成合營企業所獲提供服務及本公司設立第一級美國證券存托憑證計劃而支付之金融服務費用。利仕騰先生為第一亞洲金融集團之董事兼主要股東。

(ii) 所支付租金按當時適用市場租值釐定。王凱煌先生乃龍毅發展最終控股公司之股東兼董事。利仕騰先生亦為龍毅發展其中一名股東公司之股東兼董事。

(iii) 本集團早前佔用之寫字樓物業乃向第一亞洲金融集團租用。本集團所支付之租金乃等同於第一亞洲金融集團以主要租戶身分向業主所支付之租金，原因為該寫字樓物業全由本集團佔用。

(iv) 所支付租金乃根據當時市場租值釐定。於二零零一年四月九日，王凱煌先生向獨立第三方轉讓本集團早前佔用的物業，第三方同意遵守王凱煌先生與本集團之原有租賃協議之條款及條件。

(v) 該等交易乃參照固定資產之賬面值訂立。

(vi) 交易乃按一般商業條款進行。

上文(i)至(vi)項所載交易及訂立之合營協議與補充協議財務報表附註31構成創業板上市規則項下關連交易。董事已審閱交易，認為該等交易乃於本集團一般業務過程中進行及按一般商業條款訂立。

Financial Summary

財務概要

RESULTS

業績

		Year ended 31st March, 截至三月三十一日止年度			
		2003 二零零三年	2002 二零零二年	2001 二零零一年	2000 二零零零年
		HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元
Turnover	營業額	64,152	30,392	4,315	34,923
Profit/(loss) from operations	經營溢利／（虧損）	7,056	1,181	(6,059)	(1,828)
Finance costs	融資成本	(20)	(122)	–	–
Share of profit/(loss) of a jointly controlled entity	應佔一間共同控制企業溢利／（虧損）	99	(625)	(160)	–
Profit/(loss) before taxation	除税前溢利／（虧損）	7,135	434	(6,219)	(1,828)
Taxation	税項	–	(6)	(6)	(12)
Profit/(loss) attributable to shareholders	股東應佔溢利／（虧損）	7,135	428	(6,225)	(1,840)

ASSETS AND LIABILITIES

資產及負債

		As at 31st March, 於三月三十一日			
		2003 二零零三年	2002 二零零二年	2001 二零零一年	2000 二零零零年
		HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元
NON-CURRENT ASSETS	非流動資產	4,236	4,810	364	365
CURRENT ASSETS	流動資產	36,145	23,565	1,898	1,415
DEDUCT:	減：				
CURRENT LIABILITIES	流動負債	5,906	3,037	13,454	6,740
NET CURRENT ASSETS/(LIABILITIES)	流動資產／（負債）淨值	30,239	20,528	(11,556)	(5,325)
TOTAL ASSETS LESS CURRENT LIABILITIES	總資產減流動負債	34,475	25,338	(11,192)	(4,960)
NON-CURRENT LIABILITIES	非流動負債	(4,000)	–	–	–
NET ASSETS/(LIABILITIES)	資產／（負債）淨值	30,475	25,338	(11,192)	(4,960)

Unit 502 - 505, 5/F, Tower 3, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Hong Kong
Tel: (852) 2735-2725 Fax: (852) 2111-0702

香港九龍灣常悅道 9 號企業廣場第三座 5 樓 502-505 室
電話 : (852) 2735-2725 傳真 : (852) 2111-0702